UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

30 July 2020

Commission File number 001-15246

LLOYDS BANKING GROUP plc

(Translation of registrant’s name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ☐.

This report on Form 6-K shall be deemed incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-231902) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the half-year ended 30 June 2020, and is being incorporated by reference into the Registration Statement with File No. 333-231902.

BASIS OF PRESENTATION

This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the half-year ended 30 June 2020.

Statutory basis: Statutory information is set out on pages 2  to 6 . However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: These results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance.

•                                          restructuring, including severance related costs, the rationalisation of the non-branch property portfolio, the establishment of the Schroders partnership, the integration of MBNA and Zurich’s UK workplace pensions and savings business;

•                                          volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;

•                                          payment protection insurance provisions.

Segment information: During the half-year to 30 June 2020, the Group migrated certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail; the Group has also adopted the Sterling Overnight Index Average (SONIA) interest rate benchmark in place of LIBOR as a basis for internal funding charges; comparatives have been restated accordingly. The underlying profit and statutory results at Group level are unchanged as a result of these restatements.

Unless otherwise stated, income statement commentaries throughout this document compare the six months ended 30 June 2020 to the six months ended 30 June 2019, and the balance sheet analysis compares the Group balance sheet as at 30 June 2020 to the Group balance sheet as at 31 December 2019.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit,  dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations;  the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.  Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the coronavirus disease (COVID-19) pandemic) and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts.

Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

SUMMARY OF RESULTS

	Half-year to 30 June 2020		Half-year to 30 June 2019		Change since 30 June 2019	Half-year to 31 Dec 2019
	£m		£m		%	£m

Statutory results (IFRS)
Total income, net of insurance claims	7,895		9,131		(14)	9,228
Total operating expenses	(4,668)		(5,655)		17	(7,015)
Trading surplus	3,227		3,476		(7)	2,213
Impairment	(3,829)		(579)			(717)
(Loss) profit before tax	(602)		2,897			1,496
(Loss) profit attributable to ordinary shareholders	(234)		1,942			517
Basic (loss) earnings per share	(0.3	)p	2.7	p		0.8	p
Dividends per share	—		1.12	p		2.25	p

Underlying basis (page 7)
Underlying (loss) profit	(281)		4,194			3,337

Capital and balance sheet	At 30 June 2020		At 31 Dec 2019		Change since 31 Dec 2019
					%

Statutory
Loans and advances to customers(1)	£440	bn	£440	bn	—
Customer deposits(2)	£441	bn	£412	bn	7
Loan to deposit ratio(3)	100%		107%		(7.0	)pp

Common equity tier 1 ratio(4)	14.6%		13.6%		1.0	pp
Tier 1 capital ratio(4)	17.4%		16.7%		0.7	pp
Total capital ratio(4)	22.3%		21.3%		1.0	pp
Risk-weighted assets(4)	£207	bn	£203	bn	2

(1)         Excludes reverse repos of £61.1 billion (31 December 2019: £54.6 billion).

(2)         Excludes repos of £12.3 billion (31 December 2019: £9.5 billion).

(3)         Loans and advances to customers (excluding reverse repos) divided by customer deposits (excluding repos).

(4)         Reported on the CRDIV transitional basis.

STATUTORY INFORMATION (IFRS)

CONSOLIDATED INCOME STATEMENT

	Half-year to 30 June 2020	Half-year to 30 June 2019	Half-year to 31 Dec 2019
	£ million	£ million	£ million

Interest and similar income	7,574	8,399	8,462
Interest and similar expense	(1,018)	(3,760)	(2,921)
Net interest income	6,556	4,639	5,541
Fee and commission income	1,121	1,428	1,328
Fee and commission expense	(558)	(694)	(656)
Net fee and commission income	563	734	672
Net trading income	(5,211)	11,789	6,499
Insurance premium income	4,244	4,431	5,143
Other operating income	720	1,547	1,361
Other income	316	18,501	13,675
Total income	6,872	23,140	19,216
Insurance claims	1,023	(14,009)	(9,988)
Total income, net of insurance claims	7,895	9,131	9,228
Regulatory provisions	(177)	(793)	(2,102)
Other operating expenses	(4,491)	(4,862)	(4,913)
Total operating expenses	(4,668)	(5,655)	(7,015)
Trading surplus	3,227	3,476	2,213
Impairment	(3,829)	(579)	(717)
(Loss) profit before tax	(602)	2,897	1,496
Tax credit (expense)	621	(672)	(715)
Profit for the period	19	2,225	781

(Loss) profit attributable to ordinary shareholders	(234)	1,942	517
Profit attributable to other equity holders	234	251	215
Profit attributable to equity holders	—	2,193	732
Profit attributable to non-controlling interests	19	32	49
Profit for the period	19	2,225	781

SUMMARY CONSOLIDATED BALANCE SHEET

	At 30 June	At 31 Dec
	2020	2019
	£m	£m

Assets
Cash and balances at central banks	78,139	55,130
Financial assets at fair value through profit or loss	157,113	160,189
Derivative financial instruments	32,978	26,369
Loans and advances to banks	11,202	9,775
Loans and advances to customers	501,508	494,988
Debt securities	5,604	5,544
Financial assets at amortised cost	518,314	510,307
Financial assets at fair value through other comprehensive income	27,211	25,092
Assets arising from reinsurance contracts held	22,220	23,567
Other assets	37,019	33,239
Total assets	872,994	833,893

Liabilities
Deposits from banks	34,124	28,179
Customer deposits	453,446	421,320
Financial liabilities at fair value through profit or loss	21,474	21,486
Derivative financial instruments	28,631	25,779
Debt securities in issue	99,931	97,689
Liabilities arising from insurance and investment contracts	143,052	148,908
Subordinated liabilities	17,717	17,130
Other liabilities	25,757	25,596
Total liabilities	824,132	786,087

Shareholders’ equity	42,734	41,697
Other equity instruments	5,906	5,906
Non-controlling interests	222	203
Total equity	48,862	47,806
Total equity and liabilities	872,994	833,893

REVIEW OF RESULTS

Income statement

The performance of the Group has been significantly affected by the coronavirus pandemic and its impact upon the UK economy.  In the half-year to 30 June 2020 the Group reported a loss before tax of £602 million compared to a profit of £2,897 million in same period in 2019, representing a decrease of £3,499 million which was largely driven by a significantly increased impairment charge due to changes to the Group’s economic outlook as a result of the coronavirus pandemic.

Total income, net of insurance claims, fell by £1,236 million, or 14 per cent, to £7,895 million in the half-year to 30 June 2020 compared to £9,131 million in the first six months of 2019 reflecting an increase of £1,917 million in net interest income more than offset by a decrease of £3,153 million in other income, net of insurance claims.

Net interest income was £6,556 million, an increase of £1,917 million compared to £4,639 million in the half-year to 30 June 2019.  During the first half of the year there was a significant change in the amounts payable to unit holders in those Open-Ended Investment Companies (OEICs) included in the consolidated results of the Group from an expense of £1,321 million in the half-year to 30 June 2019 to a credit of £1,142 million in the half-year to 30 June 2020. This credit reflects significant falls in the value of the underlying investments; in the half-year to 30 June 2020 the FTSE All Share TR index fell by 17.5 per cent.  The losses on the investments held by the OEICs are recognised within other income and there is no impact on profit attributable to ordinary shareholders.

Excluding amounts relating to OEICs, net interest income was down £546 million, or 9 per cent, to £5,414 million compared to £5,960 million in the first six months of 2019. The net interest margin reduced as a result of the lower rate environment, actions taken to support customers, including free overdrafts, and a change in asset mix partly as a result of reduced levels of customer demand during the coronavirus pandemic.  Average interest-earning assets were broadly stable with growth due to government-backed lending to support corporate customers through the coronavirus crisis partly offset by lower balances in the closed mortgage book and in credit cards, as well as the impact of balance sheet optimisation within Commercial Banking in the second half of 2019.

Other income decreased by £18,185 million to £316 million in the half-year to 30 June 2020 largely due to a £17,000 million reduction in net trading income driven by significant falls in the value of policyholder investments within the Group’s insurance business in difficult market conditions; there was an equivalent reduction in insurance claims expense which in the six months to 30 June 2020 was a credit of £1,023 million. Of the remaining reduction, net fee and commission income was £171 million lower at £563 million in the half-year to 30 June 2020 compared to £734 million in the same period in 2019 due to reduced current account, card and other transaction based income streams, following the introduction of coronavirus-related lockdown restrictions and correspondingly lower levels of customer activity.  Fee income was also lower following the transfer of businesses to the Group’s wealth management joint venture during 2019.  Other operating income was £827 million lower at £720 million compared to £1,547 million in the half-year to 30 June 2019; this reflects a decrease of £738 million in income from the value of in-force insurance business and lower levels of operating lease rental income.

Total operating expenses decreased by £987 million to £4,668 million compared to £5,655 million in the first half of 2019; reflecting a decrease of £616 million in the charge in respect of regulatory provisions and a decrease of £371 million in other operating costs. The regulatory provisions charge was £177 million compared to £793 million in the half-year to 30 June 2019.  The charge in 2019 included £650 million relating to payment protection insurance (PPI); no further provision was made in the half-year to 30 June 2020. Good progress has been made with the review of PPI information requests received and the conversion rate remains low and consistent with the provision assumption of around 10 per cent, albeit operations have been impacted by the coronavirus pandemic in the second quarter. The unutilised provision at 30 June 2020 was £745 million.

Other operating costs were lower, despite continued investment in the Group’s digital proposition and bearing coronavirus-related costs, as a result of continued cost discipline, efficiencies gained through digitalisation and other process improvements, lower bonus accruals and a lower level of restructuring costs driven by the completion of MBNA integration and lower severance costs relating to the Group’s strategic investment plans.  Other operating costs in the first half of 2019 also included a charge for the cost of exiting the Standard Life Aberdeen investment management agreement.

The Group’s impairment charge was £3,250 million higher at £3,829 million in the half-year to 30 June 2020 compared to £579 million in the same period last year, with the increase primarily driven by updates to the Group’s economic outlook following the coronavirus outbreak. Impairment provisions reflect the net impact of economic scenarios and Government support programmes with the increase on prior year of more than £3 billion building additional balance sheet resilience. Observed credit quality remains robust with arrears and defaults remaining low. The Group recognises that this is likely to be influenced by the temporary support provided, including payment holidays and furlough arrangements. The expected credit loss (ECL) allowance as at 30 June 2020 assumes additional losses will emerge as the support subsides. The Group’s ECL allowance held against customer lending totalled £5,986 million at 30 June 2020 compared to £3,259 million at 31 December 2019, representing a coverage ratio of 1.3 per cent.

The Group’s ECL allowance continues to reflect a probability weighted view of future economic scenarios including a 30 per cent weighting of base case, upside and downside and a 10 per cent weighting of severe downside, although all scenarios have deteriorated significantly since the year end. The base case upon which these scenarios are built assumes unemployment rate reaches 9.0 per cent in the fourth quarter of 2020 and more sustained reductions in asset prices. Given the weightings attached to scenarios, the ECL represents an uplift of £510 million from the base case ECL.

Judgement has been applied to the model-generated severe downside scenario to recognise the greater levels of uncertainty in the short-term economic outlook and therefore a greater severity of potential adverse shocks from the base case. In this scenario, this results in a peak unemployment rate of 12.5 per cent in the second quarter of 2021 and a GDP drop of 17.2 per cent in 2020. The impact of this adjustment has been estimated at portfolio level but outside the core IFRS 9 process and as such is reflected as a central overlay of £200 million, reflecting an estimated £2 billion higher ECL provision within the severe downside scenario.

Overall the Group’s loan portfolio continues to be well positioned, reflecting a prudent, through the cycle approach to credit risk and high levels of security. The Retail portfolio is heavily weighted to mortgage lending where improved loan to values provide security against potential risks. The prime consumer finance portfolio also benefits from high quality growth and the Group’s prudent risk appetite. The commercial portfolio reflects a diverse client base with limited exposure to the most vulnerable sectors affected by the coronavirus outbreak. Within Commercial, the Group’s management of concentration risk includes single name and country limits as well as controls over the overall exposure to certain higher risk and vulnerable sectors and asset classes.

There was a tax credit of £621 million in the half-year to 30 June 2020 compared to a charge of £672 million in the half-year to 30 June 2019 reflecting the loss before tax in 2020 and a credit of £354 million arising on remeasurement of the Group’s deferred tax balances following the UK Government’s decision to maintain the corporation tax rate at 19 per cent, which was substantively enacted on 17 March 2020.

Profit for the period, after tax, was £19 million compared to £2,225 million in the half-year to 30 June 2019.

Balance sheet and capital

Total assets were £39,101 million, or 5 per cent, higher at £872,994 million at 30 June 2020 compared to £833,893 million at 31 December 2019 as holdings of liquid assets increased. Cash and balances at central banks were £23,009 million higher at £78,139 million reflecting increased liquidity holdings. Financial assets at amortised cost increased by £8,007 million, or 2 per cent, to £518,314 million at 30 June 2020 compared to £510,307 million at 31 December 2019, mainly as a result of a £6,465 million increase in customer reverse repurchase agreement balances, as advantage was taken of attractive rates.  Other loans and advances to customers, net of impairment allowances, were broadly flat as increased corporate and SME lending, reflecting take-up of Government support schemes, was offset by reductions in the mortgage book along with reductions in credit card balances, where customer activity reduced during the first half of the year, and increased impairment allowances.  Derivative assets were £6,609 million higher at £32,978 million compared to £26,369 million at 31 December 2019, reflecting movements in both interest rates and exchange rates, particularly the US dollar and Euro, over the first half of 2020. These movements have been partly offset by a reduction in financial assets at fair value through profit or loss which were £3,076 million, or 2 per cent, lower at £157,113 million at 30 June 2020 compared to £160,189 million at 31 December 2019 with decreases in policyholder investments within the insurance business reflecting market losses in the half-year.

Total liabilities were £38,045 million, or 5 per cent, higher at £824,132 million compared to £786,087 million at 31 December 2019. Deposits from banks were £5,945 million higher at £34,124 million as the Group drew down on available funding facilities, Customer deposits increased by £32,126 million, or 8 per cent, to £453,446 million compared to £421,320 million at 31 December 2019, as a result of growth in retail current accounts and commercial deposits.  Retail current account growth was significant, in part due to lower levels of customer spending as well as reliance on trusted brands; the growth in Commercial Banking reflects strong relationships and increased liquidity positions in uncertain market conditions. Derivative liabilities were £2,852 million higher at £28,631 million compared to £25,779 million at 31 December 2019, reflecting movements in interest rates and exchange rates over the half-year. Liabilities arising from insurance and investment contracts were £5,856 million, or 4 per cent, lower at £143,052 million compared to £148,908 million at 31 December 2019 reflecting the underlying decrease in the value of the related policyholder assets as a result of market performance in the first half of 2020.

Total equity increased by £1,056 million, or 2 per cent, from £47,806 million at 31 December 2019 to £48,862 million at 30 June 2020, mainly reflecting an increase in the net surplus relating to the Group’s post-retirement defined benefit schemes as credit spreads widened over the first six months of 2020 and positive movements on the Group’s cash flow hedging reserve.

The Group’s common equity tier 1 capital ratio was 14.6 per cent compared to 13.6 per cent at 31 December 2019. The total capital ratio increased to 22.3 per cent from 21.3 per cent at 31 December 2019 and the Group’s transitional minimum requirement for own funds and eligible liabilities (MREL), which came into force on 1 January 2020, was 36.8 per cent at 30 June 2020 compared to 32.5 per cent at 31 December 2019.

Risk-weighted assets increased by £3.7 billion to £207.1 billion at 30 June 2020, compared to £203.4 billion at 31 December 2019, largely attributable to the impact of credit migrations and retail model calibrations (c.£3.9 billion); regulatory changes resulting from the full implementation of the new securitisation framework (£2.3 billion) partly offset by the impact of the revised SME supporting factor (£1.4 billion); foreign currency impacts and increases in counterparty credit risk and credit valuation adjustment risk (£1.6 billion); and other various movements (£1.7 billion). These increases have been partially offset by the reduction in underlying lending balances (excluding government backed lending schemes that attract limited to no risk-weighted assets) (c.£2 billion) and optimisation activity undertaken in Commercial Banking (c.£2.4 billion).

The Group’s UK leverage ratio increased to 5.4 per cent.

Dividend

On 31 March, the Group announced the cancellation of its final 2019 ordinary dividend. This decision was taken by the Board at the specific request of the regulator, the Prudential Regulation Authority (PRA), and was in line with all other major UK listed banks. At that time, the Board also decided, again in line with all other major UK listed banks, that until the end of 2020 the Group will undertake no quarterly or interim dividend payments, accrual of dividends, or share buybacks on ordinary shares. This will help the Group to further serve the needs of businesses and households through the extraordinary challenges presented by the coronavirus crisis.

These are difficult decisions and while the Group recognises the disappointment and frustration this will cause shareholders, in particular those relying on dividends for income, this is a prudent and appropriate response to exceptional circumstances. The Board will decide on any dividend distributions or buybacks on ordinary shares in respect of 2020 at year end, in line with the approved dividend policy.

SEGMENTAL ANALYSIS OF PROFIT (LOSS) BEFORE TAX BY DIVISION (UNAUDITED)

Underlying basis

	Half-year to 30 June 2020	Half-year to 30 June 2019	Half-year to 31 Dec 2019
	£m	£m	£m

Retail	212	2,177	2,036
Commercial Banking	(668)	982	772
Insurance	379	659	407
Other	(204)	376	122
Underlying profit (loss) before tax	(281)	4,194	3,337

The Group Executive Committee (GEC), which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess the Group’s performance and allocate resources; this reporting is on an underlying profit before tax basis. The GEC believes that this basis better represents the performance of the Group. IFRS 8 Operating Segments requires that the Group present its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying basis profit before tax in note 2 on page 61 of its financial statements in compliance with IFRS 8 Operating Segments.

The aggregate total of the underlying basis segmental results constitutes a non-GAAP measure as defined in the United States Securities and Exchange Commission’s Regulation G. Management uses the aggregate underlying profit before tax, a non-GAAP measure, as a measure of performance and believes that it provides important information for investors because they are comparable representations of the Group’s performance. Profit before tax is the comparable GAAP measure to aggregate underlying profit before tax; the following table sets out the reconciliation of this non-GAAP measure to its comparable GAAP measure.

GROUP PROFIT RECONCILIATIONS

	Half-year to 30 June 2020	Half-year to 30 June 2019	Half-year to 31 Dec 2019
	£m	£m	£m

Underlying (loss) profit	(281)	4,194	3,337
Restructuring	(133)	(182)	(289)
Volatility and other items:
Market volatility and asset sales	(43)	(296)	422
Amortisation of purchased intangibles	(34)	(34)	(34)
Fair value unwind and other	(111)	(135)	(140)
	(188)	(465)	248
Payment protection insurance provision	—	(650)	(1,800)
(Loss) profit before tax — IFRS basis	(602)	2,897	1,496

Restructuring costs of £133 million were down 27 per cent compared to the first half of 2019 mainly driven by the completion of MBNA integration and lower severance costs relating to the Group’s strategic investment plans. The latter was in part due to the deferral of redundancy programmes given the coronavirus pandemic.

Market volatility and asset sales of £43 million included £370 million of negative insurance volatility, largely driven by falling equity markets and widening corporate bond credit spreads, partly offset by positive banking volatility of £308 million, primarily reflecting exchange rate movements. The comparatives for the first half of 2019 include a one-off charge for exiting the Standard Life Aberdeen investment management agreement.

Amortisation of purchased intangibles was flat at £34 million. Fair value unwind and other items reduced to £111 million (half-year to 2019: £135 million) reflecting the run down of subordinated liabilities acquired during the HBOS acquisition.

No further provision has been taken for PPI in the first half of 2020. Good progress has been made with the review of PPI information requests received and the conversion rate remains low and consistent with the provision assumption of around 10 per cent, albeit operations have been impacted by the coronavirus pandemic in the second quarter. The unutilised provision at 30 June 2020 was £745 million.

DIVISIONAL RESULTS

RETAIL

Retail offers a broad range of financial service products to personal and business banking customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to be the best bank for customers in the UK, by building deep and enduring relationships that deliver value, and by providing customers with choice, flexibility and propositions increasingly personalised to their needs. Retail operates a multi-brand and multi-channel strategy. It continues to simplify its business enhancing customer journeys and helping to improve service levels and reduce conduct risks, whilst working within a prudent risk appetite.

COVID-19 response

•             Flexible and sensitive treatment of customers with over 1.1 million payment holidays granted across mortgages, credit cards, unsecured loans and motor finance, whilst removing fees for missed payments

•             Implementation of safeguarding measures across the UK’s largest branch network to protect customers and colleagues, with around 90 per cent of branches remaining open during lockdown and ATM availability exceeding 95 per cent

•             Over 440,000 calls from NHS workers and over 70s customers handled through dedicated telephone lines, and partnership with ‘We Are Digital’ to support vulnerable customers get online

•             Over 120 million proactive letters, emails and SMS messages sent to customers outlining available support with over 600,000 proactive outbound calls to vulnerable and elderly customers

•             £500 interest free overdraft buffer was automatically made available to over 9 million customers

•             Around 19,000 colleagues able to work from home with over 12,000 laptops distributed to colleagues. Over 1,000 colleagues redeployed to coronavirus related activities to support customer based demand

Progress against strategic priorities

Leading customer experience

•             UK’s largest digital bank with 17 million active digital customers, with daily logins now exceeding 11 million, up 12 per cent on prior year. Digital net promoter score of 69, an all-time high, with improvement of 8 per cent in year

•             Supporting first time buyers with over £30 billion of lending since 2017, ahead of target with £5 billion in first half of 2020

•             First bank to launch confirmation of payee for online banking, helping keep customers safe against Authorised Push Payment scam ahead of industry adoption deadline, with over 20 million name checks already carried out

Digitising the Group

•             Increased cheque scanning limit to £1,000, with over 80 per cent rise in number of cheques being deposited, and increased contactless card limit to £45, contributing to additional 29 million contactless transactions since 1 April

Maximising Group capabilities

•             Launched Scottish Widows branded equity release mortgage in collaboration with Insurance & Wealth, enabling customers to use equity in their home to help their family onto housing ladder and/or supplementing retirement income

Financial performance

•             Net interest income 7 per cent lower with the continued reduction of mortgage reversionary book, lower overdraft income including the impact of £500 interest free buffer to support customers, partly offset by lower funding costs

•             Other income reduced 9 per cent with lower payments revenues and continued impact of a lower Lex fleet size, whilst operating lease depreciation included a charge to reflect a reassessment of residual values

•             Operating costs were 2 per cent lower, with efficiency savings and lower investment spend, more than offsetting an increase in costs relating to response of the coronavirus pandemic. Remediation remained broadly flat

•             Impairment increased significantly to £2,095 million, primarily reflecting a material deterioration in the economic outlook

•             Customer lending broadly flat with expected reductions in the mortgage book and lower unsecured balances as customer activity reduced, partly offset by support for business banking customers with government schemes

•             Customer deposits increased by 8 per cent from growth in current accounts and relationship savings given lower spend activity and increased Bounce Back Loan driven deposits. Low margin tactical savings continued to decrease

•             Risk-weighted assets increased 1 per cent driven by impacts of risk profile changes partly offset by lower balances

Retail performance summary

	Half-year		Half-year				Half-year
	to 30 June		to 30 June				to 31 Dec
	2020		2019(1)		Change		2019(1)		Change
	£m		£m		%		£m		%

Net interest income	4,233		4,561		(7)		4,623		(8)
Other income	919		1,009		(9)		1,010		(9)
Operating lease depreciation	(518)		(461)		(12)		(485)		(7)
Net income	4,634		5,109		(9)		5,148		(10)
Operating costs	(2,277)		(2,328)		2		(2,440)		7
Remediation	(50)		(48)		(4)		(190)		74
Total costs	(2,327)		(2,376)		2		(2,630)		12
Trading surplus	2,307		2,733		(16)		2,518		8
Impairment	(2,095)		(556)				(482)
Underlying profit	212		2,177		(90)		2,036		(90)

Banking net interest margin	2.59%		2.79%		(20	)bp	2.76%		(17	)bp
Average interest-earning banking assets	£342.3	bn	£340.1	bn	1		£343.7	bn	—
Asset quality ratio	1.23%		0.33%		90	bp	0.28%		95	bp
Return on risk-weighted assets	0.43%		4.64%		(421	)bp	4.14%		(371	)bp

	At 30 June	At 30 June		At 31 Dec
	2020	2019(1)	Change	2019(1)
	£bn	£bn	%	£bn	%

Open mortgage book	267.1	264.9	1	270.1	(1)
Closed mortgage book	17.5	19.8	(12)	18.5	(5)
Credit cards	15.2	17.7	(14)	17.7	(14)
UK unsecured loans	8.2	8.2	—	8.4	(2)
UK motor finance	15.3	15.5	(1)	15.6	(2)
Business Banking	7.0	2.1		2.0
Overdrafts	1.0	1.2	(17)	1.3	(23)
Other(2)	9.7	9.0	8	9.0	8
Loans and advances to customers	341.0	338.4	1	342.6	—
Operating lease assets	4.1	4.5	(9)	4.3	(5)
Total customer assets	345.1	342.9	1	346.9	(1)

Current Accounts	87.5	76.0	15	76.9	14
Relationship savings(3)	172.0	162.2	6	163.0	6
Tactical savings	12.7	15.3	(17)	13.3	(5)
Customer deposits	272.2	253.5	7	253.2	8

Risk-weighted assets	99.4	95.8	4	98.4	1

(1)         Restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail. Also restated to reflect the Group’s adoption of the Sterling Overnight Index Average (SONIA).

(2)         Includes Europe and run-off.

(3)         Includes Business Banking.

COMMERCIAL BANKING

Commercial Banking has a client-led, low risk, capital efficient strategy and is committed to supporting UK-based clients and international clients with a link to the UK. Through its segmented client coverage model, it provides clients with a range of products and services such as lending, transaction banking, working capital management, risk management and debt capital markets. Continued investment in capabilities and digital propositions enables the delivery of a leading customer experience, supported by increasingly productive relationship managers, with more time spent on value-adding activity.

COVID-19 response

•             Actively supported clients with over £9 billion of government backed lending, c.33,000 capital repayment holidays, c.20,000 fee-free overdrafts as part of the £2 billion COVID-19 fund to support clients with turnover of up to £100 million

•             Registered as a commercial paper dealer to provide clients with access to the Covid Corporate Financing Facility

•             Implemented an extensive Client Outreach Programme across SME & Mid Corporates in response to the COVID-19 crisis, reaching c.60,000 businesses impacted by the pandemic

•             SME mentoring service launched in partnership with Be The Business to support help clients recover from the pandemic

•             Increased deployment of robotics to automate the loan application process for Bounce Back Loans, allowing the majority of clients to receive funds within 24 hours

•             Upgraded the Business Banking Online Lending Tool to accommodate the Government’s COVID-19 lending schemes, enabling faster decision making and freeing up Relationship Manager time to help customers

•             Redeployed a significant number of colleagues across operational teams to manage client demand and strengthen critical processes during the pandemic

Progress against strategic priorities

Leading customer experience

•             Launched the Business Finance Assistant pilot, an accounting and business insight tool for SMEs, in collaboration with Fintech partner OneUp, helping clients to save time on financial administration and manage finances more effectively

•             Launched a new Green Buildings Tool to inform customers of measures to make their properties more energy efficient

Digitising the Group

•             Over £350 million of payments per month processed through the payables API, a 30-fold increase since the start of the year, allowing clients to send Faster Payments directly from their systems without human intervention

•             Increased the online cheque deposit limit from £1,000 to £2,000, a 40 per cent increase in cheques processed

Maximising Group capabilities

•             Exceeded the Group’s target to provide £6 billion of additional net lending to start-up, SME and Mid Market clients by year end 2020 and on track to meet the committed £18 billion gross new lending to UK businesses for 2020

•             Completed the Bank’s first UK Export Finance backed Export Development Guarantee transaction

Financial performance

•             Net interest income of £1,222 million was down 16 per cent on prior year, reflecting competitive asset markets, lower income on deposits following the bank base rate reduction and ongoing business optimisation

•             Other income decreased by 10 per cent to £658 million primarily driven by lower transaction banking income due to the coronavirus-related trading restrictions, with markets income resilient

•             Operating costs were 12 per cent lower reflecting continued investment in efficiency initiatives

•             Impairments increased significantly to £1,519 million, largely driven by the updated economic outlook, as well as a small number of single name charges

•             Customer lending increased by 1 per cent to £96 billion driven by the increased government backed lending in SME

•             Customer deposits grew by 7 per cent to £155 billion, significantly exceeding lending growth, as customers increased their liquidity positions in uncertain market conditions

•             Risk-weighted assets increased 1 per cent to £78 billion driven by the implementation of the new securitisation framework, credit migrations and exchange rates, offset by the revised SME supporting factor and on-going optimisation

Commercial Banking performance summary

	Half-year		Half-year				Half-year
	to 30 June		to 30 June				to 31 Dec
	2020		2019(1)		Change		2019(1)		Change
	£m		£m		%		£m		%

Net interest income	1,222		1,449		(16)		1,443		(15)
Other income	658		731		(10)		686		(4)
Operating lease depreciation	(8)		(12)		33		(9)		11
Net income	1,872		2,168		(14)		2,120		(12)
Operating costs	(906)		(1,031)		12		(1,042)		13
Remediation	(115)		(90)		(28)		(65)		(77)
Total costs	(1,021)		(1,121)		9		(1,107)		8
Trading surplus	851		1,047		(19)		1,013		16
Impairment	(1,519)		(65)				(241)
Underlying (loss) / profit	(668)		982				772

Banking net interest margin	2.92%		3.24%		(32	)bp	3.20%		(28	)bp
Average interest-earning banking assets	£90.0	bn	£92.3	bn	(2)		£91.5	bn	(2)
Asset quality ratio	3.12%		0.13%		299	bp	0.46%		266	bp
Return on risk-weighted assets	(1.70)%		2.33%		(403	)bp	1.89%		(359	)bp

	At 30 June	At 30 June		At 31 Dec
	2020	2019(1)	Change	2019(1)	Change
	£bn	£bn	%	£bn	%

SME	31.4	30.2	4	30.1	4
Mid Corporates	4.6	5.5	(16)	5.3	(13)
Corporate and Institutional	55.0	59.8	(8)	54.6	1
Other	5.0	4.3	16	5.2	(4)
Loans and advances to customers	96.0	99.8	(4)	95.2	1

SME including Retail Business Banking	38.4	32.3	19	32.1	20

Customer deposits	154.5	149.5	3	144.0	7

Current accounts including Retail Business Banking	44.2	34.0	30	34.9	27
Other deposits including Retail Business Banking	133.8	133.2	—	127.6	5

Risk-weighted assets	78.4	83.0	(6)	77.4	1

(1)         Restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail. Also restated to reflect the Group’s adoption of the Sterling Overnight Index Average (SONIA).

INSURANCE AND WEALTH

Insurance and Wealth offers insurance, investment and wealth management products and services. It supports over 10 million customers with assets under administration of £160 billion and annualised annuity payments in retirement of over £1 billion. The Group continues to invest significantly in the development of the business, with the aims of capturing the considerable opportunities in pensions and financial planning, offering customers a single home for their banking and insurance needs and driving growth across intermediary and relationship channels through a strong distribution model.

COVID-19 response

•             Offered payment holidays on insurance premiums and accelerated claims payments for life and critical illness policyholders to support customers in financial difficulty during the pandemic

•             Supported the NHS by providing free additional insurance cover to its workers and alleviating pressure on GPs by reducing requirements for medical evidence

•             Over 3,700 laptops distributed to colleagues to enable them to work from home and continue to serve customer needs

Progress against strategic initiatives

Leading customer experience

•             Further strengthened presence in the open market for individual annuities since launch in September 2019.

•             Launched a new responsible investment and stewardship framework to enhance sustainability practices

•             Scottish Widows won Best Retirement Provider and Best Financial Education Initiative Money Marketing Awards (July)

Digitising the Group

•             Single Customer View expanded to include stockbroking portfolios with over 6 million customers able to access their insurance and wealth products alongside their bank account (up from over 5 million at the end of 2019)

•             Enabled customers to notify us of their home insurance claims online - a significant development in the digital journey

Maximising Group capabilities

•             Completed the transfer of £77 billion of Insurance assets to Schroders

•             Transition of customers to the new Schroders Personal Wealth platform on track. Remain committed to become a top three financial planning business by the end of 2023

Financial performance

•             Life and pensions sales, excluding the non-recurring benefit from workplace auto-enrolment step-ups in 2019, increased by c.15 per cent. New business income, excluding this benefit of c. £120 million from the first half of 2019, was resilient

•             On a reported basis, life and pension sales and new business income both decreased year on year, by 8 and 28 per cent, respectively. Protection sales were adversely affected by branch traffic as a result of lockdown

•             General insurance combined operating ratio remains strong at 89 per cent despite absorbing additional claims caused by storms in early 2020. Total gross written premiums remain resilient despite the reduction in branch footfall

•             Life and pensions experience and other items decreased by £158 million, where prior year included the £136 million one-off benefit from the change in investment management provider and a c.£100 million gain from longevity assumption changes, whilst the impact of methodology changes in the current period included a c.£90 million benefit. No changes to demographic assumptions (including longevity and persistency) have been made in the first six months of the year

•             The reduction in Wealth income reflects the transfer of business to Schroders Personal Wealth in 2019 (c.£50 million, cost impact was c.£40 million). Stockbroking income more than doubled, with daily average trades increasing over twofold

Insurance capital

•             Estimated Solvency II ratio of 140 per cent, reflects the dividend paid in February, continued investment in new business, and the impact of lower interest rates. Credit asset portfolio is average ‘A’ rated, well diversified and non-cyclical, with less than 1 per cent sub investment grade or unrated; the Group continues to actively monitor and manage the portfolio in light of the potential impact of the COVID-19 pandemic

Insurance and Wealth performance summary

	Half-year	Half-year			Half-year
	to 30 June	to 30 June			to 31 Dec
	2020	2019(1)	Change		2019(1)	Change
	£m	£m	%		£m	%

Net interest income	14	40	(65)		37	(62)
Other income	853	1,183	(28)		838	2
Net income	867	1,223	(29)		875	(1)
Operating costs	(459)	(539)	15		(443)	(4)
Remediation	(19)	(25)	24		(25)	24
Total costs	(478)	(564)	15		(468)	(2)
Trading surplus	389	659	(41)		407	(4)
Impairment	(10)	—			—
Underlying profit	379	659	(42)		407	(7)

Life and pensions sales (PVNBP)(2)	7,880	8,568	(8)		8,947	(12)
General insurance underwritten new GWP(3)	56	64	(13)		63	(11)
General insurance underwritten total GWP(3)	327	335	(2)		336	(3)
General insurance combined ratio	89%	80%	9	pp	82%	7	pp

	At 30 June	At 30 June			At 31 Dec
	2020	2019	Change		2019	Change
	£bn	£bn	%		£bn	%

Insurance Solvency II ratio(4)	140%	149%	(9	)pp	170%	(30	)pp
UK Wealth Loans and advances to customers	0.9	0.9	—		0.9	—
UK Wealth Customer deposits	13.5	13.8	(2)		13.7	(1)
UK Wealth Risk-weighted assets	1.3	1.3	—		1.3	—
Total customer assets under administration	159.6	155.0	3		170.0	(6)

Income by product group

	Half-year to 30 June 2020			Half-year to 30 June 2019			Half-year
	New	Existing		New	Existing		to 31 Dec
	business	business	Total	business	business	Total	2019(1)
	£m	£m	£m	£m	£m	£m	£m

Workplace, planning and retirement	121	62	183	245	56	301	206
Individual and bulk annuities	108	41	149	78	34	112	165
Protection	11	10	21	11	12	23	22
Longstanding LP&I	4	175	179	6	191	197	198
	244	288	532	340	293	633	591
Life and pensions experience and other items			72			230	(10)
General insurance			155			179	147
			759			1,042	728
Wealth			108			181	147
Net income			867			1,223	875

(1)   Restated to reflect the Group’s adoption of the Sterling Overnight Index Average (SONIA).

(2)   Present value of new business premiums.

(3)   Gross written premiums.

(4)   Equivalent regulatory view of ratio (including With Profits funds) was 135 per cent (30 June 2019: 141 per cent; 31 December 2019: 154 per cent).

CENTRAL ITEMS

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2020	2019(1)	Change	2019(1)	Change
	£m	£m	%	£m	%

Net income	40	322	(88)	177	(77)
Operating costs	(57)	(8)		(44)	(30)
Remediation	7	20	(65)	(22)
Total costs	(50)	12		(66)	24
Trading surplus	(10)	334		111
Impairment	(194)	42		11
Underlying (loss) / profit	(204)	376		122

(1)   Restated to reflect the Group’s adoption of the Sterling Overnight Index Average (SONIA).

Central items includes income and expenditure not attributed to divisions, including the costs of certain central and head office functions, and the Group’s private equity business, Lloyds Development Capital (LDC).

Within net income, the Group’s private equity business, LDC, generating net positive other income, was adversely impacted by c.£110 million of negative market valuations in the period on investments impacted by the coronavirus pandemic. Net income also includes a gain of £135 million on the sale of gilts and other liquid assets, which is not expected to be repeated in the second half of the year, compared with a £181 million gain on sale of such assets in 2019. The net income comparative for the six months to 30 June 2019 included a gain of £50 million relating to the sale of the Group’s interest in Vocalink.

Remediation in the half-year to 30 June 2019 reflected the release of provisions relating to discontinued business.

The impairment charge incurred in the six months to 30 June 2020 included a £200 million central overlay applied in respect of updates to the Group’s severe scenario used to calculate expected credit loss provisions. In the first half of 2019 impairment included releases relating to the reassessment of credit risk associated with debt instruments held within the Group’s equity investment business.

RISK MANAGEMENT

PRINCIPAL RISKS AND UNCERTAINTIES

The significant risks faced by the Group are detailed below. There has been no change to the definition of these risks since disclosed in the Group’s 2019 Annual Report on Form 20-F.

The external risks faced by the Group may also impact the success of delivering against the Group’s long-term strategic objectives. They include, but are not limited to the coronavirus pandemic, global macro-economic conditions, regulatory developments and the exit of the UK from the European Union.

Through the coronavirus pandemic, the Group has offered help and support to customers with a range of measures, for example with payment holidays and government lending schemes, and continues to actively monitor the outcomes to ensure fair customer treatment. The Group has been required to take a series of unprecedented actions to protect colleagues, and has been proactive in limiting the impact with a number of mitigating actions to support their safety and wellbeing. Transition planning, including continued engagement with colleagues, remains a key focus in ensuring that the Group continues to protect colleagues and services to customers as the situation continues to evolve, and that any lessons learned from the pandemic can be embedded into future working practices.

As at 24 July 2020, over 1.1 million retail payment holidays have been granted to help alleviate temporary financial pressure on customers during the crisis, of which around 750,000 are still in force. Payment holidays of up to three months have been granted across a range of retail products including mortgages, personal loans, credit cards and motor finance, with extensions available of up to three months should customers request them. Of the original payment holidays that have matured, 69 per cent have restarted payments.

Across all products, customers who have sought to extend their payment holiday are typically of a lower credit quality than those who have not had a payment holiday, and tend to have higher average balances and lower credit scores. Retail payment holiday credit risk is captured in the modelled expected credit loss allowance. As seen in the evolving payment holiday data in July, around 30 per cent of customers on payment holidays have not recommenced payment, and the current stage 2 uplift captures c.25 per cent of all payment holiday customers.

The Group’s key cyber controls have continued to operate effectively during the coronavirus pandemic. During this period, the Group has also enhanced monitoring of key suppliers to protect the services received by the Group and its ability to protect and maintain services to customers. The Group continues to work with the regulators constructively with regular engagement to ensure they are aware of the impacts on, and mitigating actions taken by the Group.

The Group’s principal risks and uncertainties are reviewed and reported regularly to the Board in alignment with the Group’s Enterprise Risk Management Framework and the specific challenges of COVID-19 and proposed responses have been actively discussed.

Climate risk is also being introduced as a new principal risk category, reflecting the focus in this key area, and work already undertaken by the Group.

Change / Execution — The risk that, in delivering the change agenda, the Group fails to ensure compliance with laws and regulation, maintain effective customer service and availability, and/or operate within the Group’s approved risk appetite.

Data — The risk that the Group fails to effectively govern, manage, and control data (including data processed by third party suppliers) leading to unethical decisions, poor customer outcomes, loss of value to the Group and mistrust.

Operational Resilience — The risk that the Group fails to design resilience into business operations, underlying infrastructure and controls (people, process, technology) so that it is able to withstand external or internal events which could impact the continuation of operations, and fails to respond in a way which meets customer and stakeholder expectations and needs when the continuity of operations is compromised.

Strategic — The risks which result from strategic plans which do not adequately reflect trends in external factors, ineffective business strategy execution, or failure to respond in a timely manner to external environments or changes in stakeholder behaviours and expectations.

Credit — The risk that parties with whom the Group has contracted, fail to meet their financial obligations (both on and off balance sheet). For example observed, anticipated or unexpected changes in the economic environment could impact profitability due to an increase in delinquency, defaults, write-downs and/or expected credit losses.

RISK MANAGEMENT (continued)

Conduct — The risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss.

Operational — The risk of loss from inadequate or failed internal processes, people and systems, or from external events.

People — The risk that the Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.

Insurance Underwriting — The risk of adverse developments in the timing, frequency and severity of claims for insured / underwritten events and in customer behaviour, leading to reductions in earnings and/or value.

Capital — The risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across Lloyds Banking Group.

Funding and Liquidity — Funding risk is the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Liquidity risk is the risk that the Group does not have sufficient financial resources to meet commitments when they fall due, or can only secure them at excessive cost.

Governance — The risk that the organisational infrastructure fails to provide robust oversight of decision making and the control mechanisms to ensure strategies and management instructions are implemented effectively.

Market — The risk that the Group’s capital or earnings profile is affected by adverse market rates, in particular interest rates and credit spreads in the banking business, equity, credit spreads and interest rates in the Insurance business, and credit spreads in the Group’s defined benefit pension schemes.

Model — The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application and ongoing operation of models and rating systems.

CREDIT RISK PORTFOLIO

Overview

•             Economic conditions worsened in the first half of 2020 as a result of the coronavirus crisis

•             However, with c.85 per cent of the Group’s lending secured, with robust LTVs, and a prudent approach to credit risk appetite and risk management, the credit portfolios were well positioned ahead of the crisis

•             The Group is actively supporting its customers in these challenging times and continues to offer a range of flexible options and payment holidays across major products as well as lending through the various UK Government support schemes. There is however an expectation of increased arrears and defaults as these various arrangements designed to help alleviate short term financial pressures come to an end

•             Given the challenging external environment and expectations of further economic deterioration, the impairment charge has increased significantly during the first half of 2020 to £3,829 million (half-year to 30 June 2019: £579 million), predominantly driven by updates to the Group’s economic outlook as well as the impact on restructuring cases and single name charges in the Commercial Banking Business Support Unit (BSU). As a result, expected credit loss allowances on customer related balances increased to £6,487 million at 30 June 2020 (31 December 2019: £3,436 million)

•             Stage 2 loans and advances to customers as a percentage of total lending have increased by 5.8 percentage points to 11.5 per cent at 30 June 2020, reflecting the deterioration of the Group’s forward looking economic assumptions (31 December 2019: 5.7 per cent). Stage 2 coverage increased to 4.1 per cent (31 December 2019: 3.8 per cent)

•             Stage 3 loans and advances increased by £768 million to £6,783 million (31 December 2019: £6,015 million), although as a percentage of total lending remained broadly stable at 1.3 per cent (31 December 2019: 1.2 per cent). Stage 3 coverage increased by 8.4 percentage points to 33.4 per cent (31 December 2019: 25.0 per cent) largely driven by additional provisions predominantly raised against historical restructuring cases in Commercial Banking’s BSU and to a lesser extent in Retail, due to the change in the Group’s economic forecast of collateral values for Secured and Motor

•             There are a number of headwinds which have the potential to further impact the portfolios, including uncertainty around future UK and global economic conditions, the risk of a second wave of the virus and further, perhaps deeper, measures worsening the economy and the financial health of the Group’s customers. Outside of these, the possibility still remains of no-deal at the end of the transition period of the UK exit from the European Union

•             In the context of numerous uncertainties, the Group’s risk appetite and risk management approach continues to help ensure the Group takes timely and proactive actions

Low risk culture and prudent risk appetite

•             The Group continues to take a prudent approach to credit risk with robust credit quality and affordability controls and a prudent through the cycle credit risk appetite

•             Providing support under the UK Government schemes does however mean that in certain circumstances, for example lending under the Coronavurus Business Interruption Loan Scheme (CBILS) which is 80 per cent UK Government guaranteed, the Group has extended its lending risk appetite in line with the scheme guidelines

•             The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of financial difficulty

•             The Group continues to work closely with its customers and clients to ensure they receive the appropriate level of support, including where payment holidays are maturing

•             Sector concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product controls help manage exposure to certain higher risks, vulnerable sectors and asset classes

CREDIT RISK PORTFOLIO (continued)

Impairment charge by division

	Half-year	Half-year			Half-year
	to 30 June	to 30 June			to 31 Dec
	2020	2019	Change		2019	Change
	£m	£m	%		£m	%

Retail:
Secured	603	(38)			(130)
Credit Cards	656	267	146		236	178
UK Motor Finance	241	104	132		99	143
Other	595	223	167		277	115
	2,095	556	277		482	335
Commercial Banking:
SME	257	(48)			(17)
Other	1,262	113	1,017		258	389
	1,519	65	2,237		241	530
Insurance and Wealth	21	—			—
Central items	194	(42)			(11)
Total impairment charge	3,829	579	561		712	438

Asset quality ratio	1.73%	0.26%	147	bp	0.31%	142	bp
Gross asset quality ratio	1.77%	0.34%	143	bp	0.40%	137	bp

Credit risk basis of presentation

In the following tables, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. The residual expected credit loss (ECL) allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses will be crystallised.

CREDIT RISK PORTFOLIO (continued)

Group loans and advances to customers

						Stage 2	Stage 3
						as %	as %
At 30 June 2020	Total	Stage 1	Stage 2	Stage 3	POCI	Total	Total
	£m	£m	£m	£m	£m

Retail:
Secured	285,727	236,577	34,307	1,800	13,043	12.0	0.6
Credit Cards	15,895	13,439	2,088	368	—	13.1	2.3
UK Motor Finance	15,830	12,674	2,920	236	—	18.4	1.5
Other(1)	26,780	24,239	2,061	480	—	7.7	1.8
	344,232	286,929	41,376	2,884	13,043	12.0	0.8
Commercial Banking:
SME	31,769	25,742	5,181	846	—	16.3	2.7
Other	66,841	52,320	11,559	2,962	—	17.3	4.4
	98,610	78,062	16,740	3,808	—	17.0	3.9
Insurance and Wealth	871	765	23	83	—	2.6	9.5
Central items	63,781	63,773	—	8	—	—	—
Total gross lending	507,494	429,529	58,139	6,783	13,043	11.5	1.3
ECL allowance on drawn balances	(5,986)	(1,332)	(2,168)	(2,161)	(325)
Net balance sheet carrying value	501,508	428,197	55,971	4,622	12,718

ECL allowance (drawn and undrawn) as a percentage of gross lending (%)(2)	1.3	0.4	4.1	33.4

(1)   Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

(2)   Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Credit Cards of £77 million and £129 million in Loans, Overdrafts and Business Banking within Retail other.

CREDIT RISK PORTFOLIO (continued)

Group loans and advances to customers (continued)

						Stage 2	Stage 3
						as %	as %
At 31 December 2019(1)	Total	Stage 1	Stage 2	Stage 3	POCI	Total	Total
	£m	£m	£m	£m	£m

Retail:
Secured	289,198	257,043	16,935	1,506	13,714	5.9	0.5
Credit Cards	18,198	16,132	1,681	385	—	9.2	2.1
UK Motor Finance	15,976	13,884	1,942	150	—	12.2	0.9
Other(2)	21,111	18,692	1,976	443	—	9.4	2.1
	344,483	305,751	22,534	2,484	13,714	6.5	0.7
Commercial Banking:
SME	30,433	27,206	2,507	720	—	8.2	2.4
Other	66,065	59,868	3,470	2,727	—	5.3	4.1
	96,498	87,074	5,977	3,447	—	6.2	3.6
Insurance and Wealth	862	753	32	77	—	3.7	8.9
Central items	56,404	56,397	—	7	—	—	—
Total gross lending	498,247	449,975	28,543	6,015	13,714	5.7	1.2
ECL allowance on drawn balances	(3,259)	(675)	(995)	(1,447)	(142)
Net balance sheet carrying value	494,988	449,300	27,548	4,568	13,572

ECL allowance (drawn and undrawn) as a percentage of gross lending (%)(3)	0.7	0.2	3.8	25.0	1.0

(1)   Restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail.

(2)   Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

(3)   Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Credit Cards of £80 million and £125 million in Loans, Overdrafts and Business Banking within Retail other.

Group total expected credit loss allowance

	At 30 June	At 31 Dec
	2020	2019
	£m	£m

Customer related balances
Drawn	5,986	3,259
Undrawn	501	177
	6,487	3,436
Other assets	54	19
Total ECL allowance	6,541	3,455

CREDIT RISK PORTFOLIO (continued)

Group expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers

	Total		Stage 1		Stage 2		Stage 3		POCI
	£m	%(1),(2)	£m	%(1),(2)	£m	%(1),(2)	£m	%(1),(2),(3)	£m	%(1),(2)

At 30 June 2020
Retail:
Secured	1,111	0.4	108	—	491	1.4	187	10.4	325	2.5
Credit Cards	944	6.0	403	3.0	420	20.1	121	41.6	—	—
UK Motor Finance(4)	563	3.6	194	1.5	217	7.4	152	64.4	—	—
Other(5)	897	3.4	341	1.4	383	18.6	173	49.3	—	—
	3,515	1.0	1,046	0.4	1,511	3.7	633	23.6	325	2.5
Commercial Banking:
SME	502	1.6	115	0.4	269	5.2	118	13.9	—	—
Other	2,238	3.3	210	0.4	602	5.2	1,426	48.1	—	—
	2,740	2.8	325	0.4	871	5.2	1,544	40.5	—	—
Insurance and Wealth	25	2.9	11	1.4	1	4.3	13	15.7	—	—
Central items	207	0.3	201	0.3	—	—	6	75.0	—	—
Total	6,487	1.3	1,583	0.4	2,383	4.1	2,196	33.4	325	2.5

At 31 December 2019

Retail:
Secured	569	0.2	24	—	281	1.7	122	8.1	142	1.0
Credit Cards	546	3.0	203	1.3	218	13.0	125	41.0	—	—
UK Motor Finance(4)	387	2.4	216	1.6	87	4.5	84	56.0	—	—
Other(5)	588	2.8	196	1.0	233	11.8	159	50.0	—	—
	2,090	0.6	639	0.2	819	3.6	490	21.5	142	1.0
Commercial Banking:
SME	273	0.9	45	0.2	127	5.1	101	14.0	—	—
Other	1,040	1.6	70	0.1	125	3.6	845	31.0	—	—
	1,313	1.4	115	0.1	252	4.2	946	27.4	—	—
Insurance and Wealth	17	2.0	6	0.8	1	3.1	10	13.0	—	—
Central items	16	—	10	—	—	—	6	85.7	—	—
Total	3,436	0.7	770	0.2	1,072	3.8	1,452	25.0	142	1.0

(1)   As a percentage of drawn balances.

(2)   ECL allowances as a percentage of drawn balances as at 31 December 2019 restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail.

(3)   Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Credit Cards of £77 million (31 December 2019: £80 million) and £129 million (31 December 2019: £125 million) in Loans, Overdrafts and Business Banking within Retail other.

(4)   UK motor finance for Stages 1 and 2 include £191 million (31 December 2019: £201 million) relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

(5)   Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

CREDIT RISK PORTFOLIO (continued)

Group Stage 2 loans and advances to customers

	Up to date						1-30 days past due			Over 30 days past due
	PD movements			Other
	Gross			Gross			Gross			Gross
	lending	ECL		lending	ECL		lending	ECL		lending	ECL
	£m	£m	%(1)	£m	£m	%(1)	£m	£m	%(1)	£m	£m	%(1)

At 30 June 2020
Retail:
Secured	21,032	191	0.9	9,602	139	1.4	1,488	41	2.8	2,185	120	5.5
Credit Cards	1,562	295	18.9	439	96	21.9	64	18	28.1	23	11	47.8
UK Motor Finance	784	57	7.3	1,871	67	3.6	142	40	28.2	123	53	43.1
Other(2)	947	192	20.3	793	104	13.1	183	55	30.1	138	32	23.2
	24,325	735	3.0	12,705	406	3.2	1,877	154	8.2	2,469	216	8.7
Commercial Banking:
SME	4,702	234	5.0	245	11	4.5	139	17	12.2	95	7	7.4
Other	11,018	592	5.4	239	5	2.1	29	2	6.9	273	3	1.1
	15,720	826	5.3	484	16	3.3	168	19	11.3	368	10	2.7
Insurance and Wealth	1	—	—	—	—	—	—	—	—	22	1	4.5
Central items	—	—	—	—	—	—	—	—	—	—	—	—
Total	40,046	1,561	3.9	13,189	422	3.2	2,045	173	8.5	2,859	227	7.9

At 31 December 2019
Retail:
Secured	10,846	83	0.8	2,593	107	4.1	1,876	33	1.8	1,620	58	3.6
Credit Cards	1,093	129	11.8	423	47	11.1	124	26	21.0	41	16	39.0
UK Motor Finance	543	27	5.0	1,232	30	2.4	135	21	15.6	32	9	28.1
Other(2)	893	102	11.4	711	54	7.6	238	50	21.0	134	27	20.1
	13,375	341	2.5	4,959	238	4.8	2,373	130	5.5	1,827	110	6.0
Commercial Banking:
SME	2,014	104	5.2	410	17	4.1	56	6	10.7	27	—	—
Other	1,881	75	4.0	1,290	47	3.6	61	2	3.3	238	1	0.4
	3,895	179	4.6	1,700	64	3.8	117	8	6.8	265	1	0.4
Insurance and Wealth	—	—	—	28	1	3.6	1	—	—	3	—	—
Central items	—	—	—	—	—	—	—	—	—	—	—	—
Total	17,270	520	3.0	6,687	303	4.5	2,491	138	5.5	2,095	111	5.3

(1)   ECL allowances as a percentage of drawn balances as at 31 December 2019 restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail. Stage 2 up to date loans are assigned to PD movement if they also meet other triggers. This represents a change in presentation for Commercial Banking where these loans were reported in Other at 31 December 2019.

(2)   Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

CREDIT RISK PORTFOLIO (continued)

Retail

•             On entering the COVID-19 pandemic, the credit quality of the Retail portfolio was robust and well positioned. Risk management has strengthened since the financial crisis of 2008 to 2009, with strong affordability and indebtedness controls for both existing and new lending and a prudent approach to risk appetite. This is evident in the significant improvement in credit quality and low arrears rates. However, customers have been significantly impacted by the pandemic and credit performance is expected to be impacted

•             Throughout the current period of uncertainty, the Group has continued to support Retail customers. Since March 2020, the Group has approved over 1.1 million payment holidays. All personal current accounts customers have been offered up to £500 interest free for arranged overdrafts

•             The first payment holidays have started to end with the majority of customers resuming payment. Performance so far shows a small portion of customers are requesting a further payment holiday extension, granted in line with the government guidelines

•             There are a number of headwinds which have the potential to further impact the portfolios. The Group has taken targeted steps to implement tighter credit quality controls across the Retail product offering, for example, to indebtedness and credit scores, to ensure customers and the bank are protected

•             Retail has also participated in the Bounce Back Loans Scheme for Retail Business Banking customers. £5.8 billion of lending through the Bounce Back Loans Scheme has been lent in line with the British Business Bank and UK Government scheme guidelines, which has a full government backed guarantee

•             The impairment charge increased to £2,095 million for the first half of 2020 compared to £556 million for the same period in 2019, largely driven by updates to the Group’s economic forecast following the coronavirus outbreak

•             In the absence of other credit risk indicators, the granting of coronavirus-related concessions does not necessarily result in an automatic transfer between stages for the purposes of IFRS 9. Existing staging rules and triggers have been maintained, with transfers between stages being primarily driven by credit risk rating movements and the estimated impact of the economic factors on a customer’s forward looking default risk

•             Total Retail expected credit loss (ECL) allowance as a percentage of drawn loans and advances (coverage) increased to 1.0 per cent (31 December 2019: 0.6 per cent) due to the updates in the Group’s economic forecast. There has been a notable increase in cases classified as ‘Stage 2’ under IFRS 9 which reflect cases which have observed a ‘Significant Increase in Credit Risk since origination’ (SICR). The proportion of Stage 2 loans and advances comprised a total 12.0 per cent of the Retail portfolio (31 December 2019: 6.5 per cent), of which 89.5 per cent is up to date

•             Coverage for Stage 2 loans and advances increased to 3.7 per cent (31 December 2019: 3.6 per cent), following updates to the Group’s economic forecast. This was offset by a slight reduction in Secured coverage where a greater proportion of Stage 2 was from lower risk up to date accounts, transferred into Stage 2 based on the forward looking view on their credit performance

•             Stage 3 loans and advances increased slightly to 0.8 per cent of total loans and advances (31 December 2019: 0.7 per cent), noting that the impact on flows into this category was mitigated by the take up of payment holidays. Coverage for Stage 3 loans and advances increased to 23.6 per cent (31 December 2019: 21.5 per cent) due to the Secured and Motor Finance portfolios where the impact of the coronavirus outbreak on collateral values is expected to result in increased loss given default

Portfolios

Secured

•             The Secured portfolio is well positioned with low arrears and a strong LTV profile. Over a number of years the portfolio has improved with robust affordability and credit controls, whilst the balances of higher risk portfolios originated prior to 2008 have continued to reduce

•             In recent months, the significant uptake of payment holidays by customers  has lowered the new arrears rate below usual levels

•             In line with regulatory guidance, the Group has suspended all repossession activity on mortgage accounts until 31 October 2020. As a consequence of this, the volume of cases in late stage arrears has increased

CREDIT RISK PORTFOLIO (continued)

•             Total Secured loans and advances were £285.7 billion (31 December 2019: £289.2 billion), with an average indexed loan to value (LTV) of 44.0 per cent (31 December 2019: 44.9 per cent). The proportion of balances with an LTV of greater than 90 per cent decreased to 1.6 per cent (31 December 2019: 2.5 per cent). The average LTV of new business decreased to 63.0 per cent (31 December 2019: 64.3 per cent)

•             The impairment charge was £603 million for the first half of 2020 compared to a release of £38 million for the same period in 2019. This reflects provision charges due to updates to the Group’s economic outlook. Total ECL allowance as a percentage of loans and advances (coverage) increased to 0.6 per cent (31 December 2019: 0.4 per cent)

•             Stage 2 loans and advances increased to 12.0 per cent of the portfolio (31 December 2019: 5.9 per cent) which has contributed to a reduction in coverage for Stage 2 loans and advances to 1.4 per cent (31 December 2019: 1.7 per cent). This dynamic is observed due to a greater proportion of Stage 2 balances coming from lower risk up to date accounts, transferred into Stage 2 based on the forward looking view on their credit performance. This results in a reduction in overall Stage 2 coverage as the coverage on these accounts is generally lower than the rest of Stage 2

•             Coverage for Stage 3 loans and advances increased to 10.4 per cent (31 December 2019: 8.1 per cent) largely due to the revised outlook in house prices across the multiple economic scenarios utilised for IFRS 9 provisioning

Cards

•             Loans and advances on the cards portfolio decreased to £15.9 billion (31 December 2019: £18.2 billion) due to reduced customer spend. Lower balances have resulted in reduced customer utilisation, including a reduction in the volume of customers with highly utilised cards

•             The impairment charge increased to £656 million for the first half of 2020 compared to £267 million for the same period in 2019, as a result of updates to the Group’s economic forecast. Coverage increased to 6.0 per cent (31 December 2019: 3.0 per cent). Coverage of Stage 2 loans and advances has increased to 20.1 per cent (31 December: 13.0 per cent) following updates to the Group’s economic outlook. Stage 3 coverage remains broadly stable as a result of the Group’s policy to charge off customers that enter recoveries. This contributes to lower provisions held on the balance sheet as well as more stable coverage

Motor

•             The Motor Finance portfolio decreased slightly from £16.0 billion to £15.8 billion which constitutes a change from the growth seen over recent years, and reflects the reduced market activity due to the pandemic

•             The impairment charge increased to £241 million for the first half of 2020 compared to £104 million for the same period in 2019, following the updates to the Group’s economic forecast. Coverage increased to 3.6 per cent (31 December 2019: 2.4 per cent), equivalent to £563 milliion (31 December 2019: £387 million)

•             Updates to Residual Value (RV) risk of Personal Contract Purchase (PCP) products are included within the impairment charge, however because the Group has adopted a prudent approach to modelling this risk in recent years, the updates to the Group’s economic outlook have not resulted in a material change to provisions, which remained relatively unchanged at £191 million as at 30 June 2020 (31 December: £201 million)

•             Coverage of Stage 2 loans and advances increased to 7.4 per cent (31 December 2019: 4.5 per cent) and coverage of Stage 3 loans and advances increased to 64.4 per cent (31 Dec 2019: 56.0 per cent) both of which were due principally to the updates to the Group’s outlook on used car prices. Credit and RV provisioning are aligned in the assumption of an anticipated near-term reduction in car prices, expected to largely reverse by the end of 2021

CREDIT RISK PORTFOLIO (continued)

Other

•             Other loans and advances increased by £6 billion to £27 billion. The increase was largely driven by the Retail Business Banking portfolio as a result of lending through the Bounce Back Loan Scheme (BBLS), which is fully guaranteed by the UK Government

•             The impairment charge was £595 million for the first half of 2020 compared to £223 million for the same period in 2019. This increase is primarily due to updates to the Group’s economic forecast increasing both coverage of Stage 2 loans and advances to 18.6 per cent (31 December 2019: 11.8 per cent) and overall coverage to 3.4 per cent (31 December 2019: 2.8 per cent)

Retail UK secured loans and advances to customers

	At 30 June	At 31 Dec
	2020(1)	2019(1)
	£m	£m

Mainstream	226,090	227,975
Buy-to-let	48,094	49,086
Specialist	11,543	12,137
Total	285,727	289,198

Retail mortgages greater than three months in arrears (excluding repossessions)

			Total				Total
	Number of cases		mortgage accounts		Value of loans(1)		mortgage balances
	30 June	31 Dec	30 June	31 Dec	30 June	31 Dec	30 June	31 Dec
	2020	2019	2020	2019	2020	2019	2020	2019
	Cases	Cases	%	%	£m	£m	%	%

Mainstream	26,074	24,393	1.4	1.3	2,874	2,619	1.3	1.1
Buy-to-let	4,699	3,863	1.1	0.9	597	502	1.2	1.0
Specialist	6,560	6,059	7.5	6.6	1,092	998	9.4	8.2
Total	37,333	34,315	1.6	1.4	4,563	4,119	1.6	1.4

(1)   Value of loans represents total gross book value of mortgages more than three months in arrears; the balances exclude the impact of HBOS related acquisition adjustments.

The stock of repossessions decreased to 727 cases at 30 June 2020 compared to 1,171 cases at 31 December 2019.

CREDIT RISK PORTFOLIO (continued)

Period end and average LTVs across the Retail mortgage portfolios

	Mainstream	Buy-to-let	Specialist	Total
	%	%	%	%

At 30 June 2020
Less than 60%	53.1	58.4	65.6	54.5
60% to 70%	17.1	24.6	17.3	18.4
70% to 80%	17.2	14.7	9.9	16.4
80% to 90%	11.0	1.7	3.3	9.1
90% to 100%	1.4	0.2	1.1	1.2
Greater than 100%	0.2	0.4	2.8	0.4
Total	100.0	100.0	100.0	100.0
Average loan to value(1):
Stock of residential mortgages	42.8	50.8	42.5	44.0
New residential lending	64.3	56.8	n/a	63.0

At 31 December 2019
Less than 60%	51.8	54.1	62.7	52.7
60% to 70%	16.4	25.1	17.5	18.0
70% to 80%	16.9	18.0	11.7	16.8
80% to 90%	12.0	2.0	4.1	10.0
90% to 100%	2.6	0.4	1.2	2.1
Greater than 100%	0.3	0.4	2.8	0.4
Total	100.0	100.0	100.0	100.0
Average loan to value(1):
Stock of residential mortgages	43.6	52.3	44.0	44.9
New residential lending	65.2	58.2	n/a	64.3

(1)   Average loan to value is calculated as total gross loans and advances as a percentage of the indexed total collateral of these loans and advances; the balances exclude the impact of HBOS related acquisition adjustments.

CREDIT RISK PORTFOLIO (continued)

Commercial Banking

•             Commercial Banking has actively supported its customers during this difficult time, through a range of propositions, including capital repayment holidays, working capital line increases and financial covenant waivers, as well as supporting small businesses and corporates through full use of UK Government schemes

•             Where new facilities and concessions relating to existing facilities have been granted, the Group’s credit risk appetite has remained robust with credit analysis undertaken to ensure continued financial viability, notwithstanding any short-term coronavirus related pressure. With the exception of certain risk appetite extensions made to accommodate UK Government scheme guidelines, particularly Bounce Back Loans and to a lesser extent, Coronavirus Business Interruption Loans, lending continues to be in line with the usual approach to credit risk, with robust credit quality and affordability assessments undertaken. For these schemes, UK Government guarantees are in place at 100 percent  and 80 per cent respectively

•             The spread of coronavirus has resulted in widespread industry disruption, with some sectors such as Travel, Transportation, Retail and Hospitality particularly impacted. As a proportion of the Group’s overall lending, these sectors remain relatively modest. The Group expects recovery to be slow in a number of vulnerable sectors and anticipates longer term structural changes. As a result, sector and credit risk appetite continues to be proactively managed to ensure the Group is protected and clients are supported in the right way

•             Although the portfolios were well positioned pre crisis, deterioration has been seen with downgrades in credit risk ratings observed in both value and volume, although more so in the larger corporates segment of Commercial, than in the SME book. Risk rating downgrades to sub investment grade or equivalent have, however, been more modest

•             The SME portfolio remains well secured and credit impacts have been relatively muted to date, although the Group expects arrears and defaults to increase in the second half of 2020 and into 2021 as payment holidays and various government support schemes come to an end

•             Credit sanctioning activities were rapidly aligned to the increase in volumes on a risk based approach and more vulnerable clients supported early through focused risk management via the Group’s Watchlist, Local Support or Business Support procedures

•             In addition, thorough credit processes and plans have been developed in anticipation of maturing payment holidays over the coming months. Activities also include monitoring client liquidity lines for risk of over-trading and working capital shortfalls as the lockdown eases, and consideration of longer term funding options once debt capacity is reached for otherwise viable businesses. In all cases, the Group’s plans carefully balance usual prudent risk management with ensuring support for financially viable clients on their road to recovery

•             The Commercial Banking impairment charge in the first six months increased significantly to £1,519 million compared with £65 million in the first half of 2019. The increase largely reflects an IFRS 9 related charge of £881 million following updates to the economic outlook, together with £432 million for a small number of existing Stage 3 large corporate restructuring cases in the BSU, where coronavirus has directly hampered the client’s existing recovery strategy. The remaining charge of £206 million is a result of impairments crystallising on a small number of new cases in the second quarter following an increase in flows into the BSU. The expected credit loss provision stock increasing by £1,427 million to £2,740 million at 30 June 2020

•             Stage 3 loans and advances have increased to £3,808 million from £3,447 million at 31 December 2019. As a proportion of total loans and advances to customers, these increased to 3.9 per cent (31 December 2019: 3.6 per cent). Stage 3 ECL allowance as a percentage of Stage 3 drawn balances has increased to 40.5 per cent (31 December 2019: 27.4 per cent) predominantly driven by the additional provisions raised against the existing restructuring cases in the BSU

•             It is noted that significant volumes of payment holidays granted in SME and, to a lesser extent in the Corporate and Institutional and Mid Corporates portfolios, could potentially be distorting the underlying credit profile, although such concessions are only granted to customers considered financially viable. The Group recognises that credit quality is likely to be influenced by the temporary measures provided by the UK Government schemes and the existing expected credit loss provision balance as at 30 June 2020 assumes additional losses will emerge as the support subsides

CREDIT RISK PORTFOLIO (continued)

•             Stage 2 loans and advances have increased by £10,763 million since 31 December 2019, to £16,740 million, largely driven by IFRS 9 forward look PD staging trigger, rather than actual PD deterioration, with 97 per cent of Stage 2 balances being up to date. As a result, Stage 2 loans as a proportion of total loans and advances to customers increased to 17.0 per cent (31 December 2019: 6.2 per cent). Stage 2 ECL allowances as a percentage of Stage 2 drawn balances were higher at 5.2 per cent (31 December 2019: 4.2 per cent) with the increase in coverage a direct result of the forward look multiple economic scenarios

Commercial Banking UK Direct Real Estate

•             Total UK Direct Real Estate gross lending across Commercial Banking stood at £13.8 billion at 30 June 2020 (excluding exposures subject to protection through Significant Risk Transfer securitisations). The Group has a further £0.9 billion of UK Direct Real Estate exposure in Business Banking within the Retail Division

•             The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and house builders). Exposures to social housing providers are also excluded

•             Recognising this is a cyclical sector, appropriate caps are in place to control exposure. Focus remains on the UK market and business propositions have been written in line with a prudent, through the cycle risk appetite with conservative LTVs, strong quality of income and proven management teams

•             Overall performance has remained good, although an increase in cases moving to Watchlist and the BSU has been seen, especially in the retail/shopping centres sub sector. Overall rent collection for the second quarter of the year is expected to be more challenged than in the first quarter, particularly in the retail space given the number of closed stores, though the office sub sector is expected to be reasonably robust. Despite these challenges the portfolio is relatively well positioned and proactively managed with appropriate risk mitigants in place:

•                  Over 70 per cent of investment exposures greater than £1 million have an LTV of less than 60 per cent, with an average LTV of 49 per cent for the real estate portfolio

•                  c.75 per cent of exposures greater than £5 million have an interest cover ratio of greater than 2.5 times and in SME LTV at origination has been typically limited to c.55 per cent given prudent repayment cover criteria (including a notional base rate stress)

•                  Approximately 70 per cent of the portfolio relates to commercial real estate (with no speculative development lending) with the remainder related to residential real estate

•                  The underlying sub-sector split is diversified with 15 percent of the portfolio secured by Retail assets, with appetite tightened since 2018

•                  The Office portfolio is focused on prime locations with strong sponsors and low LTVs and no speculative commercial development

•                  Use of Significant Risk Transfer (SRT) securitisations also acts as a risk mitigant, with run off of these carefully managed and tracked

CREDIT RISK PORTFOLIO (continued)

Lending in key coronavirus-impacted sectors(1)

	Drawn	Undrawn	Drawn as a % of Group Loans and Advances
	£bn	£bn	%

At 30 June 2020
Retail non-food	2.4	1.8	0.5
Automotive dealerships(2)	2.4	1.5	0.5
Oil and gas	1.4	2.7	0.3
Construction	1.3	1.7	0.3
Hotels	1.9	0.3	0.4
Passenger transport	1.3	0.6	0.3
Leisure	0.8	0.5	0.2
Restaurants and bars	0.8	0.5	0.2

(1)   Lending classified using ONS SIC codes at legal entity level.

(2)   Automotive dealerships includes Black Horse Motor Wholesale lending (within Retail Division).

Additional information

The table on page 58 shows the extent to which a higher ECL allowance has been recognised to take account of forward looking information from multiple economic scenarios. The Group’s probability-weighted ECL allowance reflects a 30 per cent weighting of base case, upside and downside and a 10 per cent weighting of adjusted severe downside. The majority of post model adjustments, and all individually assessed provisions although assessed on range of multiple case specific outcomes, are reported flat against each economic scenario

FUNDING AND LIQUIDITY MANAGEMENT

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 100 per cent as at 30 June 2020 (107 per cent as at 31 December 2019).

The Group’s liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR) of 140 per cent (based on a 12 month rolling average) as at 30 June 2020 calculated on a Group consolidated basis. Liquidity is managed at a legal entity level with the Group consolidated LCR representing the composite of the ring-fenced bank and non ring-fenced bank entities.

In addition to its sizable liquid asset buffer the Group has a significant amount of pre-positioned collateral eligible for use in a range of central bank facilities, including the Bank of England’s Term Funding Scheme with additional incentives for SMEs (TFSME).

During the first half of 2020, the Group early repaid the remaining £1 billion outstanding of its Funding for Lending Scheme (FLS) drawings and £5 billion of Term Funding Scheme (TFS) drawings in advance of contractual maturity. This has reduced the balance of TFS to £10.4 billion as at 30 June 2020. Additionally £1 billion of Term Funding Scheme with additional incentives for SMEs (TFSME) funds have been drawn as at 30 June 2020.

The Group saw a significant increase in deposits in the first half given reduced customer spending and customers depositing government lending scheme balances. This increased the Group’s cash reserves balance held at the Bank of England and alongside available TFSME capacity reduces the need for additional wholesale funding in 2020.

The Group continues to access wholesale funding markets across a variety of currencies and markets to maintain a stable and diverse source of funds. Despite the more challenging funding conditions around the end of the first quarter, the Group has seen strong demand in a number of public issuances, and completed £8.5 billion of long term funding in the first half of 2020 across the Group’s main issuing entities. In addition, the Group has been active in offering liquidity to investors through buyback activity, whilst maintaining a prudent approach to managing funding and liquidity with term funding buyback volumes of £5.6 billion in the first half of 2020. Overall, total wholesale funding increased to £125.1 billion as at 30 June 2020 (31 December 2019: £124.2 billion).

The Group’s credit ratings continue to reflect the resilience of the Group’s business model and the strength of the balance sheet. In March, Fitch revised the outlooks on all the Group’s rated entities, alongside the majority of other UK banks, to Negative, citing concerns around the coronavirus pandemic. In addition, Fitch upgraded the Senior Unsecured rating of Lloyds Bank Corporate Markets to A+. In April, S&P revised the outlook on the Group’s banking entities, alongside the majority of other large UK banks, to Negative, citing the potential earnings pressures arising from the economic and market impact of the coronavirus pandemic. The Negative outlooks that Moody’s assigned on Lloyds Banking Group plc and Lloyds Bank plc to reflect the weakening of the country’s finances and the potential impact on asset quality and profitability remain in place.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

	At 30 June	At 31 Dec
	2020	2019	Change
	£bn	£bn	%

Funding requirement
Loans and advances to customers(1)	440.4	440.4	—
Loans and advances to banks(2)	8.5	8.1	5
Debt securities at amortised cost	2.8	3.9	(28)
Financial assets at fair value through other comprehensive income - non-LCR eligible(3)	0.7	0.1
Cash and balances at central bank — non-LCR eligible(4)	5.7	5.7	—
Funded assets	458.1	458.2	—
Other assets(5)	261.2	251.7	4
	719.3	709.9	1
On balance sheet LCR eligible liquid assets
Reverse repurchase agreements	63.7	56.2	13
Cash and balances at central banks(4)	72.4	49.4	47
Debt securities at amortised cost	2.8	1.6	75
Financial assets at fair value through other comprehensive income	26.5	25.0	6
Trading and fair value through profit and loss	5.2	4.0	30
Repurchase agreements	(16.9)	(12.2)	39
	153.7	124.0	24
Total Group assets	873.0	833.9	5
Less: other liabilities(5)	(246.5)	(234.7)	5
Funding requirement	626.5	599.2	5
Funded by
Customer deposits(6)	441.1	411.8	7
Wholesale funding(7)	125.1	124.2	1
	566.2	536.0	6
Term funding schemes(8)	11.4	15.4	(26)
Total equity	48.9	47.8	2
Total funding	626.5	599.2	5

(1)         Excludes reverse repos of £61.1 billion (31 December 2019: £54.6 billion).

(2)         Excludes £0.1 billion (31 December 2019: £0.1billion) of loans and advances to banks within the Insurance business and £2.6 billion (31 December 2019: £1.6 billion) of reverse repurchase agreements.

(3)         Non-LCR eligible liquid assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).

(4)         Cash and balances at central banks are combined in the Group’s balance sheet.

(5)         Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.

(6)         Excludes repos of £12.3 billion (31 December 2019: £9.5 billion).

(7)         The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. 31 December 2019 has been restated to exclude margins.

(8)         Includes the Bank of England’s Term Funding Scheme (TFS) and Term Funding Scheme with additional incentives for SMEs (TFSME).

FUNDING AND LIQUIDITY MANAGEMENT (continued)

			Fair value
	Included in	Repos and	and other
	funding	collateral	accounting	Balance
	analysis	received	methods	sheet
	£bn	£bn	£bn	£bn

At 30 June 2020
Deposits from banks	6.2	26.1	1.8	34.1
Debt securities in issue	102.9	—	(3.0)	99.9
Subordinated liabilities	16.0	—	1.7	17.7
Total wholesale funding(1),(2)	125.1	26.1
Customer deposits	441.1	12.3	—	453.4
Total	566.2	38.4

At 31 December 2019

Deposits from banks	5.5	22.8	(0.1)	28.2
Debt securities in issue	102.1	—	(4.4)	97.7
Subordinated liabilities	16.6	—	0.5	17.1
Total wholesale funding(1),(2)	124.2	22.8
Customer deposits	411.8	9.5	—	421.3
Total	536.0	32.3

(1)         The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities and subordinated liabilities.

(2)         Excludes balances relating to margins of £6.9 billion (31 December 2019: £4.2 billion).

Analysis of total wholesale funding by residual maturity

	Less				Nine			More	Total	Total
	than	One to	Three	Six to	months	One to	Two to	than	at	at
	one	three	to six	nine	to one	two	five	five	30 June	31 Dec
	month	months	months	months	year	years	years	years	2020	2019
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposit from banks	3.9	0.9	0.6	0.1	0.1	0.2	0.4	—	6.2	5.5
Debt securities in issue:
Certificates of deposit	3.1	1.9	4.4	1.7	0.5	0.2	—	—	11.8	10.6
Commercial paper	3.2	2.5	1.8	0.8	0.3	—	—	—	8.6	8.9
Medium-term notes	—	1.0	0.2	1.1	1.8	2.9	29.1	15.1	51.2	48.0
Covered bonds	1.4	—	1.8	2.4	0.9	4.7	10.8	4.8	26.8	28.7
Securitisation	0.4	—	1.0	0.2	0.2	1.5	1.2	—	4.5	5.9
	8.1	5.4	9.2	6.2	3.7	9.3	41.1	19.9	102.9	102.1
Subordinated liabilities	0.4	—	0.8	—	0.5	—	5.8	8.5	16.0	16.6
Total wholesale funding(1),(2)	12.4	6.3	10.6	6.3	4.3	9.5	47.3	28.4	125.1	124.2

(1)         The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities and subordinated liabilities.

(2)         Excludes balances relating to margins of £6.9 billion (31 December 2019: £4.2 billion).

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Analysis of 2020 term issuance

				Other
	Sterling	US Dollar	Euro	currencies	Total
	£bn	£bn	£bn	£bn	£bn

Medium-term notes	1.3	2.8	2.7	—	6.8
Covered bonds	1.0	—	—	—	1.0
Private placements(1)	—	0.1	0.1	0.2	0.4
Subordinated liabilities	—	—	0.3	—	0.3
Total issuance	2.3	2.9	3.1	0.2	8.5

(1)        Private placements include structured bonds.

Liquidity portfolio

At 30 June 2020, the Group had £137.5 billion of highly liquid, unencumbered, LCR eligible assets (31 December 2019: £130.7 billion), based on a 12 month rolling average. These assets are available to meet cash and collateral outflows and regulatory requirements. The increase in cash and central bank reserves was driven by customer deposit trends seen over the course of the first half. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.

The Group also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

LCR eligible assets

	Average(1)	Average(2)
	2020	2019	Change
	£bn	£bn	%

Level 1
Cash and central bank reserves	60.1	50.9	18
High quality government/MDB/agency bonds(3)	73.0	76.4	(4)
High quality covered bonds	2.7	1.9	42
Total	135.8	129.2	5
Level 2(4)	1.7	1.5	13
Total LCR eligible assets	137.5	130.7	5

(1)         Based on 12 months rolling average to 30 June 2020.

(2)         Based on 12 months rolling average to 31 December 2019.

(3)         Designated multilateral development bank (MDB).

(4)         Includes Level 2A and Level 2B.

Encumbered assets

The Board and Group Asset and Liability Committee monitor and manage total balance sheet encumbrance using a number of risk appetite metrics. At 30 June 2020, the Group had £53.9 billion (31 December 2019: £60.6 billion) of externally encumbered on balance sheet assets with counterparties other than central banks. The decrease in encumbered assets was primarily driven by securitisation and covered bond redemptions during the first half of 2020. The Group also had £692.6 billion (31 December 2019: £639.5 billion) of unencumbered on balance sheet assets, and £126.5 billion (31 December 2019: £133.7 billion) of pre-positioned and encumbered assets held with central banks. Primarily, the Group encumbers mortgages, unsecured lending and credit card receivables through the issuance programmes and tradable securities through securities financing activity. The Group mainly positions mortgage assets at central banks. The 2019 Annual Report on Form 20-F includes further details on how the Group classifies assets for encumbrance purposes.

CAPITAL MANAGEMENT

Analysis of capital position

The Group’s CET1 capital ratio increased to 14.6 per cent over the first six months of the year, reflecting:

•             underlying capital build before impairment charge of 100 basis points, which was more than offset by the 153 basis points of impairment charge

•             further reductions for pension contributions (39 basis points), partially offset by risk-weighted asset and other movements (11 basis points), which included increases related to market movements (17 basis points) and the excess expected loss offset against the increase in impairment provisions (11 basis points) less a reduction of 15 basis points from the increase in underlying risk-weighted assets.

•             the application of IFRS 9 transitional arrangements for capital, which provides temporary relief for the impact of the increase in the impairment charge, contributed 79 basis points

•             the reversal of the full year 2019 ordinary dividend accrual which contributed 83 basis points

The transitional total capital ratio increased to 22.3 per cent, largely reflecting the increase in CET1 capital and an increase in tier 2 capital, mainly resulting from foreign exchange and other movements, partially offset by the increase in risk-weighted assets.

The UK leverage ratio increased to 5.4 per cent, primarily reflecting the increase in the fully loaded tier 1 capital position, partially offset by an increase in the exposure measure resulting from an increase in the measures for derivatives and securities financing transactions (SFTs).

Total capital requirement

The Group’s total capital requirement (TCR) as at 30 June 2020, being the aggregate of the Group’s Pillar 1 and current Pillar 2A capital requirements, was £25,178 million (31 December 2019: £25,608 million).

Target capital ratio

The Board’s view of the ongoing level of CET1 capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties is around 12.5 per cent, plus a management buffer of around 1 per cent. This takes into account, amongst other things:

•             the minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets

•             the Group’s Pillar 2A set by the PRA. During the period the PRA reduced the Group’s Pillar 2A requirement from c.4.6 per cent to c.4.2 per cent of risk-weighted assets at 30 June 2020, of which 2.3 per cent must be met by CET1 capital

•             the capital conservation buffer (CCB) requirement of 2.5 per cent of risk-weighted assets

•             the Group’s current countercyclical capital buffer (CCYB) requirement which is around 0 per cent of risk-weighted assets, reflecting the decision made by the PRA during the period to reduce the UK countercyclical capital buffer rate to zero

•             the RFB sub-group’s systemic risk buffer (SRB) of 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level

•             the Group’s PRA Buffer, which the PRA sets after taking account of the results of the annual PRA stress test and other information, as well as outputs from the Group’s internal stress tests. The PRA requires the buffer itself to remain confidential between the Group and the PRA

The Group is not currently classified as a global systemically important institution (G-SII) but has been identified as an ‘other’ systemically important institution (O-SII) by the PRA. The O-SII buffer is currently set to zero in the UK.

CAPITAL MANAGEMENT (continued)

Capital resources

An analysis of the Group’s capital position as at 30 June 2020 is presented in the following section on both a CRD IV transitional arrangements basis and a CRD IV fully loaded basis, as amended by provisions of the revised Capital Requirements Regulation (CRR II) that came into force in June 2019. In addition, both the transitional and fully loaded positions present reflect the application of the transitional arrangements for IFRS 9.

The following table summarises the consolidated capital position of the Group.

CAPITAL MANAGEMENT (continued)

	Transitional		Fully loaded
	At 30 June	At 31 Dec	At 30 June	At 31 Dec
	2020	2019	2020	2019
	£m	£m	£m	£m

Common equity tier 1
Shareholders’ equity per balance sheet	42,734	41,697	42,734	41,697
Adjustment to retained earnings for foreseeable dividends	—	(1,586)	—	(1,586)
Deconsolidation adjustments(1)	2,343	2,337	2,343	2,337
Adjustment for own credit	28	26	28	26
Cash flow hedging reserve	(1,962)	(1,504)	(1,962)	(1,504)
Other adjustments	1,729	247	1,729	247
	44,872	41,217	44,872	41,217
less: deductions from common equity tier 1
Goodwill and other intangible assets	(4,321)	(4,179)	(4,321)	(4,179)
Prudent valuation adjustment	(495)	(509)	(495)	(509)
Excess of expected losses over impairment provisions and value adjustments	(32)	(243)	(32)	(243)
Removal of defined benefit pension surplus	(1,712)	(531)	(1,712)	(531)
Securitisation deductions	(182)	(185)	(182)	(185)
Significant investments(1)	(4,410)	(4,626)	(4,410)	(4,626)
Deferred tax assets	(3,531)	(3,200)	(3,531)	(3,200)
Common equity tier 1 capital	30,189	27,744	30,189	27,744
Additional tier 1
Other equity instruments	5,881	5,881	5,881	5,881
Preference shares and preferred securities(2)	4,569	4,127	—	—
Transitional limit and other adjustments	(3,468)	(2,474)	—	—
	6,982	7,534	5,881	5,881
less: deductions from tier 1
Significant investments(1)	(1,140)	(1,286)	—	—
Total tier 1 capital	36,031	33,992	36,070	33,625
Tier 2
Other subordinated liabilities(2)	13,148	13,003	13,148	13,003
Deconsolidation of instruments issued by insurance entities(1)	(1,884)	(1,796)	(1,884)	(1,796)
Adjustments for transitional limit and non-eligible instruments	2,205	2,278	(1,666)	(2,204)
Amortisation and other adjustments	(2,413)	(3,101)	(2,413)	(3,101)
	11,056	10,384	7,185	5,902
less: deductions from tier 2
Significant investments(1)	(941)	(960)	(2,081)	(2,246)
Total capital resources	46,146	43,416	41,174	37,281

Risk-weighted assets (unaudited)	207,052	203,431	207,052	203,431

Common equity tier 1 capital ratio	14.6%	13.6%	14.6%	13.6%
Tier 1 capital ratio	17.4%	16.7%	17.4%	16.5%
Total capital ratio	22.3%	21.3%	19.9%	18.3%

(1)         For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (via ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.

(2)         Preference shares, preferred securities and other subordinated liabilities are categorised as subordinated liabilities in the balance sheet.

CAPITAL MANAGEMENT (continued)

Movements in capital resources

The key difference between the transitional capital calculation as at 30 June 2020 and the fully loaded equivalent is primarily related to capital securities that previously qualified as tier 1 or tier 2 capital, but that do not fully qualify under the regulation, which can be included in additional tier 1 (AT1) or tier 2 capital (as applicable) up to specified limits which reduce by 10 per cent per annum until 2022. In addition, following revisions to eligibility criteria for capital instruments under CRR II, certain tier 1 capital instruments of the Group that will transition to tier 2 capital by 2022 will cease to qualify as regulatory capital in June 2025. The key movements on a transitional basis are set out in the table below.

	Common	Additional		Total
	equity tier 1	tier 1	Tier 2	capital
	£m	£m	£m	£m

At 31 December 2019	27,744	6,248	9,424	43,416
Banking profit attributable to ordinary shareholders(1)	174	—	—	174
Movement in foreseeable dividends(2)	1,586	—	—	1,586
Dividends received from the Insurance business(1)	250	—	—	250
IFRS 9 transitional adjustment to retained earnings	1,542	—	—	1,542
Pension movements:
Removal of defined benefit pension surplus	(1,181)	—	—	(1,181)
Movement through other comprehensive income	514	—	—	514
Fair value through other comprehensive income reserve	(171)	—	—	(171)
Prudent valuation adjustment	14	—	—	14
Deferred tax asset	(331)	—	—	(331)
Goodwill and other intangible assets	(142)	—	—	(142)
Excess of expected losses over impairment provisions and value adjustments	211	—	—	211
Significant investments	216	146	19	381
Movements in other equity, subordinated debt and other tier 2 items:
Repurchases, redemptions and other	—	(552)	672	120
Issuances	—	—	—	—
Other movements	(237)	—	—	(237)
At 30 June 2020	30,189	5,842	10,115	46,146

(1)         Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.

(2)         Reflects the reversal of the accrual for the Group’s 2019 full year ordinary dividend which was cancelled during the period.

CET1 capital resources have increased by £2,445 million during the period, primarily reflecting:

•             underlying banking profits, pre impairment charge with the impairment charge partially mitigated through the increase in IFRS 9 transitional relief

•             the reversal of the foreseeable dividend accrual following the cancellation of the 2019 full year ordinary dividend

•             dividends received from the Insurance business in respect of their 2019 full year ordinary dividend

•             the reduction in excess expected losses following the increase in offsetting IFRS 9 expected credit losses

•             a reduction in the amount of significant investments deducted from capital

•             offset in part by pensions contributions made during the period, an increase in deferred tax assets and intangibles deducted from capital, fair value movements through OCI and other movements

CAPITAL MANAGEMENT (continued)

AT1 capital resources have reduced by £406 million during the period, primarily reflecting the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments, offset in part by a reduction in the significant investments deduction.

Tier 2 capital resources have increased by £691 million during the period, largely reflecting foreign exchange and other movements, along with a recent liability management exercise that resulted in the exchange of a grandfathered tier 2 instrument for a full count tier 2 instrument. This was partially offset by the application of the reduced transitional limit to grandfathered tier 2 capital instruments.

Minimum requirement for own funds and eligible liabilities (MREL)

As the Group is not classified as a global systemically important bank (G-SIB) it is not directly subject to the CRR II MREL requirements that came into force in June 2019. However the Group remains subject to the Bank of England’s MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources.

Applying the Bank of England’s MREL SoP to current minimum capital requirements, the Group’s indicative MREL requirement, excluding regulatory capital and leverage buffers, is as follows:

•             from 1 January 2020, the higher of 2 times Pillar 1 plus Pillar 2A, currently equivalent to 20.2 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure

•             from 1 January 2022, the higher of 2 times Pillar 1 plus 2 times Pillar 2A, currently equivalent to 24.3 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.

In addition, CET1 capital cannot be used to meet both MREL requirements and capital or leverage buffers.

During the second half of 2020 the Bank of England will review the final end-state requirements which are to be met from 1 January 2022.

CAPITAL MANAGEMENT (continued)

An analysis of the Group’s current transitional MREL position is provided in the table below.

	Transitional(2)
	At 30 June	At 31 Dec
	2020	2019
	£m	£m

Total capital resources (transitional basis)	46,146	43,416
Ineligible AT1 and tier 2 instruments(1)	(553)	(874)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	115	24
Senior unsecured securities issued by Lloyds Banking Group plc	30,567	23,554
Total MREL resources(2)	76,275	66,120

Risk-weighted assets	207,052	203,431

MREL ratio	36.8%	32.5%

Leverage exposure measure	665,789	654,387

MREL leverage ratio	11.5%	10.1%

(1)         Instruments with less than or equal to one year to maturity or governed under non-EEA law without a contractual bail-in clause.

(2)         Until 2022, externally issued regulatory capital in operating entities can count towards the Group’s MREL to the extent that such capital would count towards the Group’s consolidated capital resources.

During the period, the Group issued externally £4.9 billion (sterling equivalent) of senior unsecured securities from Lloyds Banking Group plc which, while not included in total capital, are eligible to meet MREL requirements.

Total MREL resources increased by £10.2 billion, largely reflecting the increase in total capital resources and issuances, foreign exchange and other movements connected to senior unsecured securities.

CAPITAL MANAGEMENT (continued)

Risk-weighted assets

	At 30 June	At 31 Dec
	2020	2019
	£m	£m

Foundation Internal Ratings Based (IRB) Approach	54,058	53,842
Retail IRB Approach	64,589	63,208
Other IRB Approach	19,109	18,544
IRB Approach	137,756	135,594
Standardised (STA) Approach	24,046	24,420
Credit risk	161,802	160,014
Counterparty credit risk	5,675	5,083
Contributions to the default fund of a central counterparty	235	210
Credit valuation adjustment risk	629	584
Operational risk	25,437	25,482
Market risk	1,953	1,790
Underlying risk-weighted assets	195,731	193,163
Threshold risk-weighted assets(1)	11,321	10,268
Total risk-weighted assets	207,052	203,431

(1)         Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.

Risk-weighted assets movement by key driver

	Credit risk	Credit risk	Credit risk	Counterparty	Market	Operational
	IRB	STA	total(1)	credit risk(2)	risk	risk	Total
	£m	£m	£m	£m	£m	£m	£m

Total risk-weighted assets at 31 December 2019							203,431
Less threshold risk-weighted assets(3)							(10,268)
Risk-weighted assets as at 31 December 2019	135,594	24,420	160,014	5,877	1,790	25,482	193,163
Asset size	(2,488)	(1,227)	(3,715)	628	—	—	(3,087)
Asset quality	3,881	212	4,093	(105)	—	—	3,988
Model updates	—	—	—	—	307	—	307
Methodology and policy	(12)	445	433	—	(277)	—	156
Acquisitions and disposals	—	—	—	—	—	—	—
Movements in risk levels (market risk only)	—	—	—	—	133	—	133
Foreign exchange movements	781	196	977	139	—	—	1,116
Other	—	—	—	—	—	(45)	(45)
Risk-weighted assets as at 30 June 2020	137,756	24,046	161,802	6,539	1,953	25,437	195,731
Threshold risk-weighted assets(3)							11,321
Risk-weighted assets as at 30 June 2020							207,052

(1)         Credit risk includes securitisation risk-weighted assets.

(2)         Counterparty credit risk includes movements in contributions to the default fund of central counterparties and movements in credit valuation adjustment risk.

(3)         Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investments in the Group’s Insurance business.

CAPITAL MANAGEMENT (continued)

The risk-weighted assets movement table provides analysis of the movement in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements.

Credit risk, risk-weighted assets:

•             Asset size reduction of £3.7 billion predominantly reflects reduced lending volumes in Retail portfolios and optimisation activity in Commercial Banking

•             Asset quality increase of £4.1 billion primarily relates to model calibrations and a change in credit quality, reflecting the current economic climate

•             Methodology and policy changes increased risk-weighted assets by £0.4 billion which includes regulatory changes in respect of the final stage application of the new securitisation framework, offset by a revision to the SME supporting factor

Counterparty credit risk: increased by £0.6 billion due to movements in market rates during the period

Market risk, risk-weighted assets: increase driven by an increase in interest rate risk exposure in the trading books

Leverage ratio

The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:

•             a minimum leverage ratio requirement of 3.25 per cent of the total leverage exposure measure

•             a countercyclical leverage buffer (CCLB) which is currently around 0 per cent of the total leverage exposure measure, reflecting the decision made by the PRA during the period to reduce the UK countercyclical capital buffer rate to zero

•             an additional leverage ratio buffer (ALRB) of 0.7 per cent of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6 per cent at Group level.

At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of all regulatory leverage buffers must be met with CET1 capital.

Analysis of leverage movements

The Group’s fully loaded UK leverage ratio increased to 5.4 per cent during the period, primarily driven by the increase in tier 1 capital. The leverage exposure measure increased by £11.4 billion during the period, largely reflecting the increase in the derivative and SFT exposure measures in addition to other balance sheet movements, partially offset by the accelerated implementation for the netting of regular-way purchases and sales awaiting settlement. Following a direction received from the PRA the Group is permitted to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS) from the leverage exposure measure.

The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustments, increased by £2.1 billion during the period, largely as a result of the increase in the replacement cost measure which was primarily driven by market movements.

The SFT exposure measure, representing SFT assets per the balance sheet net of deconsolidation and other SFT adjustments, increased by £9.2 billion during the period, reflecting both an increase in volumes and an increase in the counterparty credit risk add-on.

The average UK leverage ratio was 5.3 per cent over the quarter, increasing to 5.4 per cent towards the end which largely reflected the increase in tier 1 capital over the period.

CAPITAL MANAGEMENT (continued)

The table below summarises the component parts of the Group’s leverage ratio.

	Fully loaded
	At 30 June	At 31 Dec
	2020	2019
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	30,189	27,744
Additional tier 1 capital	5,881	5,881
Total tier 1 capital	36,070	33,625

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	32,978	26,369
Securities financing transactions	75,287	67,424
Loans and advances and other assets	764,729	740,100
Total assets	872,994	833,893

Qualifying central bank claims	(73,098)	(49,590)

Deconsolidation adjustments(1)
Derivative financial instruments	(1,681)	(1,293)
Securities financing transactions	—	(334)
Loans and advances and other assets	(159,667)	(167,410)
Total deconsolidation adjustments	(161,348)	(169,037)

Derivatives adjustments
Adjustments for regulatory netting	(13,447)	(11,298)
Adjustments for cash collateral	(14,423)	(12,551)
Net written credit protection	462	458
Regulatory potential future exposure	16,201	16,337
Total derivatives adjustments	(11,207)	(7,054)

Securities financing transactions adjustments	2,190	1,164
Off-balance sheet items	53,541	53,191
Regulatory deductions and other adjustments(5)	(17,283)	(8,180)
Total exposure measure(2)	665,789	654,387
Average exposure measure(3)	674,641	667,433

UK Leverage ratio(2)	5.4%	5.1%
Average UK leverage ratio(3)	5.3%	5.0%

CRD IV exposure measure(4)	738,887	703,977
CRD IV leverage ratio(4)	4.9%	4.8%

(1)         Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, being primarily the Group’s Insurance business.

(2)         Calculated in accordance with the UK Leverage Ratio Framework which requires qualifying central bank claims to be excluded from the leverage exposure measure.

(3)         The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 April 2020 to 30 June 2020). The average of 5.3 per cent compares to 5.3 per cent at the start and 5.4 per cent at the end of the quarter.

(4)         Calculated in accordance with CRD IV rules which include central bank claims within the leverage exposure measure.

(5)         Includes adjustments to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS) and the accelerated implementation for the netting of regular-way purchases and sales awaiting settlement in accordance with CRR Article 500d.

CAPITAL MANAGEMENT (continued)

Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 30 June	At 31 Dec
	2020	2019

Common equity tier 1 (£m)	27,583	27,002
Transitional tier 1 (£m)	33,425	33,249
Transitional total capital (£m)	44,691	43,153
Total risk-weighted assets (£m)	205,595	203,083
Common equity tier 1 ratio (%)	13.4%	13.3%
Transitional tier 1 ratio (%)	16.3%	16.4%
Transitional total capital ratio (%)	21.7%	21.2%
UK leverage ratio exposure measure (£m)	663,181	653,643
UK leverage ratio (%)	5.0%	5.0%

The Group applies the full extent of the IFRS 9 transitional arrangements for capital as set out under the recent revisions to CRR Article 473a.

Stress testing

The Group undertakes a wide-ranging programme of stress testing providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme the Group conducted a macroeconomic stress test of the four year operating plan in the first quarter of the year.

The Group also participates in the UK wide Annual Cyclical Scenario stress tests run by the Bank of England. In the 2019 Bank of England stress test the Group exceeded the capital and leverage hurdles after the application of management actions and was not required to take any action as a result of the test.  The 2020 Bank of England stress test was cancelled in March 2020 as part of the supervisory response to the coronavirus pandemic.

Regulatory capital developments

Over recent months, UK and European regulators have introduced a series of regulatory measures in response to the coronavirus pandemic. These comprise of temporary or transitional arrangements to provide capital relief to banks to ensure the resilience of the financial system and to support lending to the economy during this period. These measures include the recent revisions to the IFRS 9 transitional arrangements for capital and the accelerated implementation of the revised SME supporting factor under CRR II.

The regulatory response to the coronavirus pandemic also impacts the timing of forthcoming changes, which include a one year deferral of UK policy changes on mortgage risk-weighted asset modelling to 1 January 2022 and of the final Basel III reforms which are now expected to phase in from 1 January 2023. In addition, the final Basel III reforms will be subject to adoption via the UK legislative process following the end of the Brexit transition period. The remaining majority of CRR II requirements will continue to be implemented in June 2021.

Half-year Pillar 3 disclosures

The Group will publish a condensed set of half-year Pillar 3 disclosures in August, prepared in accordance with the revised European Banking Authority (EBA) guidelines on Pillar 3 disclosure formats and frequency that were issued in December 2016.

A copy of the half-year Pillar 3 disclosures will be available to view from mid-August at:

https://www.lloydsbankinggroup.com/investors/financial-performance/

STATUTORY INFORMATION

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

		Half-year to		Half-year to		Half-year to
		30 June		30 June		31 Dec
	Note	2020		2019		2019
		£m		£m		£m

Interest and similar income		7,574		8,399		8,462
Interest and similar expense		(1,018)		(3,760)		(2,921)
Net interest income		6,556		4,639		5,541
Fee and commission income		1,121		1,428		1,328
Fee and commission expense		(558)		(694)		(656)
Net fee and commission income	3	563		734		672
Net trading income		(5,211)		11,789		6,499
Insurance premium income		4,244		4,431		5,143
Other operating income		720		1,547		1,361
Other income		316		18,501		13,675
Total income		6,872		23,140		19,216
Insurance claims		1,023		(14,009)		(9,988)
Total income, net of insurance claims		7,895		9,131		9,228
Regulatory provisions		(177)		(793)		(2,102)
Other operating expenses		(4,491)		(4,862)		(4,913)
Total operating expenses	4	(4,668)		(5,655)		(7,015)
Trading surplus		3,227		3,476		2,213
Impairment	5	(3,829)		(579)		(717)
(Loss) profit before tax		(602)		2,897		1,496
Tax credit (expense)	6	621		(672)		(715)
Profit for the period		19		2,225		781

(Loss) profit attributable to ordinary shareholders		(234)		1,942		517
Profit attributable to other equity holders		234		251		215
Profit attributable to equity holders		—		2,193		732
Profit attributable to non-controlling interests		19		32		49
Profit for the period		19		2,225		781

Basic (loss) earnings per share	7	(0.3	)p	2.7	p	0.8	p
Diluted (loss) earnings per share	7	(0.3	)p	2.7	p	0.7	p

The accompanying notes are an integral part of the condensed consolidated half-year financial statements

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2020	2019	2019
	£m	£m	£m

Profit for the period	19	2,225	781
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	668	(173)	(1,260)
Tax	(154)	44	272
	514	(129)	(988)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	(62)	1	(1)
Tax	—	12	—
	(62)	13	(1)
Gains and losses attributable to own credit risk:
Gains (losses) before tax	(3)	(303)	(116)
Tax	1	82	31
	(2)	(221)	(85)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(21)	(49)	19
Income statement transfers in respect of disposals	(137)	(177)	(19)
Impairment recognised in the income statement	6	(1)	—
Tax	43	68	3
	(109)	(159)	3
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	890	1,179	30
Net income statement transfers	(223)	(242)	(366)
Tax	(209)	(250)	102
	458	687	(234)
Currency translation differences (tax: nil)	28	1	(13)
Other comprehensive income for the period, net of tax	827	192	(1,318)
Total comprehensive income for the period	846	2,417	(537)

Total comprehensive income attributable to ordinary shareholders	593	2,134	(801)
Total comprehensive income attributable to other equity holders	234	251	215
Total comprehensive income attributable to equity holders	827	2,385	(586)
Total comprehensive income attributable to non-controlling interests	19	32	49
Total comprehensive income for the period	846	2,417	(537)

CONSOLIDATED BALANCE SHEET

		At 30 June	At 31 Dec
		2020	2019
	Note	(unaudited)	(audited)
		£m	£m

Assets
Cash and balances at central banks		78,139	55,130
Items in the course of collection from banks		331	313
Financial assets at fair value through profit or loss	8	157,113	160,189
Derivative financial instruments	9	32,978	26,369
Loans and advances to banks		11,202	9,775
Loans and advances to customers		501,508	494,988
Debt securities		5,604	5,544
Financial assets at amortised cost	10	518,314	510,307
Financial assets at fair value through other comprehensive income		27,211	25,092
Investments in joint ventures and associates		311	304
Goodwill		2,324	2,324
Value of in-force business		5,397	5,558
Other intangible assets		3,985	3,808
Property, plant and equipment		12,212	13,104
Current tax recoverable		947	7
Deferred tax assets		2,611	2,666
Retirement benefit assets	13	2,241	681
Assets arising from reinsurance contracts held		22,220	23,567
Other assets		6,660	4,474
Total assets		872,994	833,893

CONSOLIDATED BALANCE SHEET (continued)

		At 30 June	At 31 Dec
		2020	2019
	Note	(unaudited)	(audited)
		£m	£m

Equity and liabilities
Liabilities
Deposits from banks		34,124	28,179
Customer deposits		453,446	421,320
Items in course of transmission to banks		309	373
Financial liabilities at fair value through profit or loss		21,474	21,486
Derivative financial instruments	9	28,631	25,779
Notes in circulation		1,256	1,079
Debt securities in issue	12	99,931	97,689
Liabilities arising from insurance contracts and participating investment contracts		108,125	111,449
Liabilities arising from non-participating investment contracts		34,927	37,459
Other liabilities		21,395	20,333
Retirement benefit obligations	13	271	257
Current tax liabilities		33	187
Deferred tax liabilities		32	44
Other provisions	14	2,461	3,323
Subordinated liabilities		17,717	17,130
Total liabilities		824,132	786,087
Equity and liabilities

Equity
Share capital		7,076	7,005
Share premium account		17,856	17,751
Other reserves		14,010	13,695
Retained profits		3,792	3,246
Shareholders’ equity		42,734	41,697
Other equity instruments		5,906	5,906
Total equity excluding non-controlling interests		48,640	47,603
Non-controlling interests		222	203
Total equity		48,862	47,806
Total equity and liabilities		872,994	833,893

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to ordinary shareholders
	Share
	capital				Other	Non -
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2020	24,756	13,695	3,246	41,697	5,906	203	47,806
Comprehensive income
(Loss) profit for the period	—	—	(234)	(234)	234	19	19
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	514	514	—	—	514
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(109)	—	(109)	—	—	(109)
Equity shares	—	(62)	—	(62)	—	—	(62)
Gains and losses attributable to own credit risk, net of tax	—	—	(2)	(2)	—	—	(2)
Movements in cash flow hedging reserve, net of tax	—	458	—	458	—	—	458
Currency translation differences (tax: £nil)	—	28	—	28	—	—	28
Total other comprehensive income	—	315	512	827	—	—	827
Total comprehensive income(1)	—	315	278	593	234	19	846
Transactions with owners
Distributions on other equity instruments	—	—	—	—	(234)	—	(234)
Issue of ordinary shares(2)	176	—	—	176	—	—	176
Movement in treasury shares	—	—	221	221	—	—	221
Value of employee services:
Share option schemes	—	—	12	12	—	—	12
Other employee award schemes	—	—	35	35	—	—	35
Total transactions with owners	176	—	268	444	(234)	—	210
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	—	—	—	—	—	—
Balance at 30 June 2020	24,932	14,010	3,792	42,734	5,906	222	48,862

(1)   Total comprehensive income attributable to owners of the parent for the half-year to 30 June 2020 was £827 million (half-year to 30 June 2019: £2,385 million; half-year to 31 December 2019: a deficit of £586 million).

(2)   During the half-year to 30 June 2020, 709 million shares (half-year to 30 June 2019: 725 million shares; half-year to 31 December 2019: 51 million shares) were issued in respect of employee share schemes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share
	capital				Other	Non -
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2019	24,835	13,210	5,389	43,434	6,491	274	50,199
Comprehensive income
Profit for the period	—	—	1,942	1,942	251	32	2,225
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(129)	(129)	—	—	(129)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(159)	—	(159)	—	—	(159)
Equity shares	—	13	—	13	—	—	13
Gains and losses attributable to own credit risk, net of tax	—	—	(221)	(221)	—	—	(221)
Movements in cash flow hedging reserve, net of tax	—	687	—	687	—	—	687
Currency translation differences (tax: £nil)	—	1	—	1	—	—	1
Total other comprehensive income	—	542	(350)	192	—	—	192
Total comprehensive income	—	542	1,592	2,134	251	32	2,417
Transactions with owners
Dividends	—	—	(1,523)	(1,523)	—	(91)	(1,614)
Distributions on other equity instruments	—	—	—	—	(251)	—	(251)
Issue of ordinary shares	90	—	—	90	—	—	90
Share buyback	(113)	113	(879)	(879)	—	—	(879)
Redemption of preference shares	3	(3)	—	—	—	—	—
Issue of other equity instruments	—	—	(1)	(1)	396	—	395
Redemption of other equity instruments	—	—	—	—	(1,481)	—	(1,481)
Movement in treasury shares	—	—	71	71	—	—	71
Value of employee services:
Share option schemes	—	—	34	34	—	—	34
Other employee award schemes	—	—	88	88	—	—	88
Changes in non-controlling interests	—	—	—	—	—	(14)	(14)
Total transactions with owners	(20)	110	(2,210)	(2,120)	(1,336)	(105)	(3,561)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	2	(2)	—	—	—	—
Balance at 30 June 2019	24,815	13,864	4,769	43,448	5,406	201	49,055

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share
	capital				Other	Non-
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 July 2019	24,815	13,864	4,769	43,448	5,406	201	49,055
Comprehensive income
Profit for the period	—	—	517	517	215	49	781
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(988)	(988)	—	—	(988)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	3	—	3	—	—	3
Equity shares	—	(1)	—	(1)	—	—	(1)
Gains and losses attributable to own credit risk, net of tax	—	—	(85)	(85)	—	—	(85)
Movements in cash flow hedging reserve, net of tax	—	(234)	—	(234)	—	—	(234)
Currency translation differences (tax: £nil)	—	(13)	—	(13)	—	—	(13)
Total other comprehensive income	—	(245)	(1,073)	(1,318)	—	—	(1,318)
Total comprehensive income	—	(245)	(556)	(801)	215	49	(537)
Transactions with owners
Dividends	—	—	(789)	(789)	—	(47)	(836)
Distributions on other equity instruments	—	—	—	—	(215)	—	(215)
Issue of ordinary shares	17	—	—	17	—	—	17
Share buyback	(76)	76	(216)	(216)	—	—	(216)
Issue of other equity instruments	—	—	(2)	(2)	500	—	498
Movement in treasury shares	—	—	(74)	(74)	—	—	(74)
Value of employee services:
Share option schemes	—	—	37	37	—	—	37
Other employee award schemes	—	—	77	77	—	—	77
Total transactions with owners	(59)	76	(967)	(950)	285	(47)	(712)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	—	—	—	—	—	—
Balance at 31 December 2019	24,756	13,695	3,246	41,697	5,906	203	47,806

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2020	2019	2019
	£m	£m	£m

(Loss) profit before tax	(602)	2,897	1,496
Adjustments for:
Change in operating assets	(14,306)	(16,318)	5,269
Change in operating liabilities	41,412	15,630	(11,988)
Non-cash and other items	2,125	10,060	5,513
Tax paid	(726)	(557)	(721)
Net cash provided by (used in) operating activities	27,903	11,712	(431)
Cash flows from investing activities
Purchase of financial assets	(7,115)	(8,618)	(1,112)
Proceeds from sale and maturity of financial assets	5,239	6,574	3,057
Purchase of fixed assets	(1,314)	(1,866)	(1,576)
Proceeds from sale of fixed assets	440	676	756
Acquisition of businesses, net of cash acquired	(10)	(6)	(15)
Net cash (used in) provided by investing activities	(2,760)	(3,240)	1,110
Cash flows from financing activities
Dividends paid to ordinary shareholders	—	(1,523)	(789)
Distributions on other equity instruments	(234)	(251)	(215)
Dividends paid to non-controlling interests	—	(91)	(47)
Interest paid on subordinated liabilities	(682)	(666)	(512)
Proceeds from issue of subordinated liabilities	280	—	—
Proceeds from issue of other equity instruments	—	395	498
Proceeds from issue of ordinary shares	133	20	16
Share buyback	—	(694)	(401)
Repayment of subordinated liabilities	(1,769)	(515)	(303)
Redemption of other equity instruments	—	(1,481)	—
Net cash used in financing activities	(2,272)	(4,806)	(1,753)
Effects of exchange rate changes on cash and cash equivalents	4	—	(5)
Change in cash and cash equivalents	22,875	3,666	(1,079)
Cash and cash equivalents at beginning of period	57,811	55,224	58,890
Cash and cash equivalents at end of period	80,686	58,890	57,811

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 30 June 2020 is £55 million (30 June 2019: £29 million; 31 December 2019: £49 million) held within the Group’s life funds, which is not immediately available for use in the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.                            Accounting policies, presentation and estimates

These condensed consolidated interim financial statements as at and for the period to 30 June 2020 have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2019 which were prepared in accordance with International Financial Reporting Standards (IFRS). Copies of the 2019 Annual Report on Form 20-F are available on the Group’s website.

The UK Finance Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code’s principles. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2019 Annual Report on Form 20-F.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated interim financial statements. In reaching this assessment, the directors have considered the implications of the COVID-19 pandemic upon the Group’s performance and projected funding and capital position and also taken into account the impact of further stress scenarios. On this basis, the directors are satisfied that the Group will maintain adequate levels of funding and capital for the foreseeable future.

The accounting policies are consistent with those applied by the Group in its 2019 Annual Report on Form 20-F.

Future accounting developments

Details of those IFRS pronouncements which will be relevant to the Group but which will not be effective at 31 December 2020 and which have not been applied in preparing these financial statements are set out in note 18.

Related party transactions

The Group has had no material or unusual related party transactions during the six months to 30 June 2020. Related party transactions for the six months to 30 June 2020 are similar in nature to those for the year ended 31 December 2019. Full details of the Group’s related party transactions for the year to 31 December 2019 can be found in the Group’s 2019 Annual Report on Form 20-F.

Critical accounting estimates and judgements

The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group’s significant judgements, estimates and assumptions are unchanged compared to those applied at 31 December 2019, except as detailed below.

Allowance for impairment losses

At 30 June 2020 the Group’s expected credit loss allowance (ECL) was £6,541 million (31 December 2019: £3,455 million), of which £6,040 million (31 December 2019: £3,278 million) was in respect of drawn balances. The calculation of the Group’s ECL allowances and its provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.                            Accounting policies, presentation and estimates (continued)

Forward-looking information

The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes. In order to do this, the Group has developed an economic model to project a wide range of key impairment drivers using information derived mainly from external sources. These drivers include factors such as the unemployment rate, the house price index, commercial property prices and corporate credit spreads. The model-generated economic scenarios for the six years beyond 2020 are mapped to industry-wide historical loss data by portfolio. Combined losses across portfolios are used to rank the scenarios by severity of loss.

Alongside a defined central economic scenario, reflecting the Group’s base case assumptions used for medium-term planning purposes, three further economic scenarios are generated to represent the range of future outcomes. The upside, downside and severe downside scenarios are produced by averaging across a group of constituent scenarios around the 15th, 75th and 95th percentiles of the estimated loss distribution around the central case, with the central case expected to lie in the vicinity of the 45th percentile. These locations correspond to scenario weightings that allow for the inclusion of a relatively unlikely severe downside scenario associated with relatively large credit losses. At 31 December 2019 and 30 June 2020, the base case, upside and downside scenarios each carry a 30 per cent weighting, while the severe downside scenario is weighted at 10 per cent. The weights reflect the location of the economic scenarios on the estimated loss distribution.

Following review of the severe downside scenario generated by the modelled approach described above, a judgement was made to increase the severity of GDP and unemployment dispersion from the base case. Whilst the modelled approach gives an unbiased method of creating a loss distribution, it is built on historic experience that does not yet fully capture the unprecedented complexities of the current economic environment and the risk of inflated near-term shocks. The impact of this change has been reflected as a central overlay to reflect the incremental ECL estimated outside the core ECL calculation process. The following economic assumptions include both the modelled severe scenario — used in portfolio level ECL and staging assessment, and the adjusted severe downside - used to generate the final ECL through a central overlay in recognition of more adverse economic outcomes.

The key UK economic assumptions made by the Group are shown below. Compounded growth rates have been calculated on a geometric average basis, they were previously calculated on an arithmetic average basis:

Impact of economic assumptions

	Base case	Upside	Downside	Modelled severe	Adjusted severe
	%	%	%	%	%

At 30 June 2020
GDP	0.4	0.8	0.3	(0.4)	(0.8)
Interest rate	0.15	1.06	0.16	0.03	0.03
Unemployment rate	6.0	5.5	7.1	8.1	8.8
House price growth	0.4	4.7	(4.8)	(9.6)	(9.6)
Commercial real estate price growth	(0.6)	2.7	(3.5)	(8.0)	(8.0)

At 31 December 2019
GDP	1.4	1.7	1.2	0.5	n/a
Interest rate	1.25	2.04	0.49	0.11	n/a
Unemployment rate	4.3	3.9	5.8	7.2	n/a
House price growth	1.0	4.8	(3.2)	(7.7)	n/a
Commercial real estate price growth	0.0	1.8	(3.8)	(7.1)	n/a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.                            Accounting policies, presentation and estimates (continued)

The five year averages shown do not demonstrate the extent of peaks and troughs in the stated assumptions over the period. The tables below illustrate the variability of the assumptions from the start of the scenario period to the peak and trough.

Economic assumptions — start to peak

	Base case	Upside	Downside	Modelled severe	Adjusted severe
	%	%	%	%	%

At 30 June 2020
GDP	1.9	4.0	1.7	(1.8)	(2.0)
Interest rate	0.25	1.50	0.21	0.10	0.10
Unemployment rate	9.0	8.6	9.2	9.7	12.5
House price growth	2.1	25.8	0.4	0.4	0.4
Commercial real estate price growth	(2.7)	14.8	(2.7)	(2.7)	(2.7)

At 31 December 2019
GDP	7.0	8.6	6.2	2.7	n/a
Interest rate	1.75	2.56	0.75	0.75	n/a
Unemployment rate	4.6	4.6	6.9	8.3	n/a
House price growth	5.2	26.3	(1.9)	(2.3)	n/a
Commercial real estate price growth	0.1	10.4	(0.6)	(1.1)	n/a

Economic assumptions — start to trough

	Base case	Upside	Downside	Modelled severe	Adjusted severe
	%	%	%	%	%

At 30 June 2020
GDP	(19.7)	(19.5)	(19.8)	(20.2)	(26.1)
Interest rate	0.10	0.10	0.08	0.01	0.01
Unemployment rate	3.9	3.9	3.9	3.9	3.9
House price growth	(6.1)	(3.8)	(21.6)	(39.7)	(39.7)
Commercial real estate price growth	(20.0)	(11.5)	(27.2)	(42.3)	(42.3)

At 31 December 2019
GDP	0.4	0.7	0.2	(2.7)	n/a
Interest rate	0.75	0.75	0.35	0.01	n/a
Unemployment rate	3.8	3.4	3.9	3.9	n/a
House price growth	(2.7)	(0.8)	(14.8)	(33.1)	n/a
Commercial real estate price growth	(0.9)	0.3	(17.5)	(30.9)	n/a

The Group’s base case economic scenario has been materially revised in light of the impact of the COVID-19 pandemic in the UK and globally. The estimated impacts reflect judgments on the net effect of restrictions on economic activity unprecedented in peacetime, large-scale and previously untried government interventions, and lasting behavioural changes by households and businesses.

Although the UK economy has begun to recover as restrictions are eased, there is considerable uncertainty about the pace and eventual extent of the recovery. The Group’s base case assumptions reflect an expectation of some enduring scarring as the economy works through the sharp contraction in economic activity in 2020. Consistent with this, and despite the support provided by the UK Government’s Coronavirus Job Retention Scheme and other income and lending assistance, the base case outlook entails a rise in the unemployment rate and weakness in residential and commercial property prices. The Group considers that risks to its base case economic view lie in both directions, reflecting both epidemiological and other developments, including vis-à-vis the UK’s transition to new trading arrangements with the European Union.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.                            Accounting policies, presentation and estimates (continued)

Scenarios by year

	2020	2021	2022	2020-22
	%	%	%	%

Base Case
GDP	(10.0)	6.0	3.0	(1.8)
Interest rate	0.10	0.10	0.10	0.10
Unemployment rate	7.2	7.0	5.7	6.7
House price growth	(6.0)	(0.1)	2.9	(3.3)
Commercial real estate price growth	(20.0)	10.0	4.0	(8.5)

Upside
GDP	(9.5)	7.5	3.1	0.3
Interest rate	0.21	1.15	1.42	0.92
Unemployment rate	7.1	6.2	4.9	6.1
House price growth	(3.7)	5.0	9.0	10.2
Commercial real estate price growth	(8.4)	18.6	3.4	12.4

Downside
GDP	(10.2)	5.8	3.1	(2.0)
Interest rate	0.09	0.12	0.19	0.13
Unemployment rate	7.3	7.7	6.8	7.3
House price growth	(8.0)	(6.1)	(4.5)	(17.5)
Commercial real estate price growth	(27.2)	4.0	2.9	(22.1)

Severe downside - Modelled
GDP	(10.9)	3.0	2.2	(6.2)
Interest rate	0.06	0.01	0.02	0.03
Unemployment rate	7.5	8.9	8.4	8.3
House price growth	(9.5)	(11.5)	(11.7)	(29.2)
Commercial real estate price growth	(36.2)	(7.8)	(1.4)	(41.9)

Severe downside - Adjusted
GDP	(17.2)	4.1	5.2	(9.4)
Interest rate	0.06	0.01	0.02	0.03
Unemployment rate	8.0	11.6	9.2	9.6
House price growth	(9.5)	(11.5)	(11.7)	(29.2)
Commercial real estate price growth	(36.2)	(7.8)	(1.4)	(41.9)

Base Case Scenario by Quarter

	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2021 Q1	2021 Q2	2021 Q3	2021 Q4
	%	%	%	%	%	%	%	%

Base Case
GDP	(1.6)	(19.3)	(10.9)	(8.1)	(4.7)	18.1	7.7	5.1
Interest rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	3.9	7.5	8.5	9.0	8.0	7.4	6.6	6.2
House price growth	2.8	0.9	(2.4)	(6.0)	(6.3)	(4.0)	(1.1)	(0.1)
Commercial real estate price growth	(5.0)	(12.3)	(19.9)	(20.0)	(14.4)	(3.7)	7.7	10.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.                            Accounting policies, presentation and estimates (continued)

Impact of multiple economic scenarios

The following table shows the extent to which a higher ECL allowance has been recognised to take account of forward-looking information from the weighted multiple economic scenarios (MES). The Group’s probability-weighted ECL allowance continues to reflect a 30 per cent weighting of base case, upside and downside and a 10 per cent weighting of adjusted severe downside. The majority of post-model adjustments and all individually assessed provisions, although assessed on a range of multiple case specific outcomes, are reported flat under each economic scenario. At 30 June 2020 the impact of MES was an increase of £510 million to the base case (31 December 2019: £191 million).

	Probability-				Severe
	weighted	Upside	Base case	Downside	downside
	£m	£m	£m	£m	£m

UK Mortgages	1,111	773	929	1,264	2,214
Other Retail	2,404	2,208	2,383	2,510	2,741
Commercial Banking	2,763	2,416	2,656	2,954	3,553
Other	263	63	63	64	2,064
At 30 June 2020	6,541	5,460	6,031	6,792	10,572

UK Mortgages	569	317	464	653	1,389
Other Retail	1,521	1,443	1,492	1,564	1,712
Commercial Banking	1,315	1,211	1,258	1,382	1,597
Other	50	50	50	50	50
At 31 December 2019	3,455	3,021	3,264	3,649	4,748

Sensitivity of ECL to key economic variables

The table below shows the impact on the Group’s ECL resulting from a decrease/increase in loss given default for a 10 percentage point (pp) increase/decrease in the UK House Price Index (HPI). The increase/decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

	At 30 June 2020		At 31 December 2019
	10pp increase in HPI	10 pp decrease in HPI	10pp increase in HPI	10 pp decrease in HPI
ECL impact, £m	(149)	185	(110)	147

The table below shows the impact on the Group’s ECL resulting from a decrease/increase for a 1 percentage point (pp) increase/decrease in the UK unemployment rate. The increase/decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

	At 30 June 2020		At 31 December 2019
	1pp increase in unemployment	1pp decrease in unemployment	1pp increase in unemployment	1 pp decrease in unemployment
ECL impact, £m	294	(276)	141	(143)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.                            Accounting policies, presentation and estimates (continued)

Post-model adjustments

Limitations in the Group’s impairment models or input data may be identified through the on-going assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group’s allowance for impairment losses to ensure the overall provision adequately reflects all material risks. These adjustments are generally determined taking into account the particular attributes of the exposure which have not been adequately captured by the primary impairment models. At 30 June 2020 the incorporation of the changes in the economic outlook required an additional £636 million of post model adjustments; other adjustments increased to £346 million from £161 million at 31 December 2019.

	Modelled ECL	Economic outlook post-model adjustments	Other post-model adjustments	Total ECL
	£m	£m	£m	£m

UK Mortgages	803	50	258	1,111
Other Retail	2,008	358	38	2,404
Commercial Banking	2,685	28	50	2,763
Other	63	200	—	263
At 30 June 2020	5,559	636	346	6,541

At 31 December 2019	3,294	—	161	3,455

Post-model adjustments amounting to £636 million have been made to incorporate aspects of the updated economic outlook that have not been adequately captured by the models including adjustments to losses given default.  The adjusted severe downside scenario has also been incorporated using a post model adjustment.

At 30 June 2020, other post-model adjustments amounted to £346 million of which £258 million relates to UK Mortgages. This comprises increases for the additional end of term risk on interest-only mortgages of £171 million (31 December 2019: £132 million); accounts in long-term default of £34 million (31 December 2019: £33 million); additional risk on forborne accounts, £21 million, and adjustments to possession rate levels, £32 million. In Other Retail post-model adjustments reflect the extension of modelled lifetime on revolving products of £38 million (31 December 2019: £36 million). All post-model adjustments are reviewed at least half-yearly and are subject to strict internal governance and controls.

Significant increase in credit risk

An assessment of whether credit risk has increased significantly since initial recognition considers the change in the risk of default occurring over the remaining expected life of the financial instrument. In determining whether there has been a significant increase in credit risk, the Group uses quantitative tests based on relative and absolute probability of default movements linked to internal credit ratings together with qualitative indicators such as watchlists and other indicators of historical delinquency, credit weakness or financial difficulty. These quantitative tests are carried out on both observed and forward-looking probabilities of default (PDs) to determine whether a customer has triggered the required deterioration appropriate for their PD at origination. For each major product grouping, models have been developed which utilise historical credit loss data to produce probabilities of default for each scenario; and it is the overall weighted-average forward-looking PD that is used to assist in determining the staging of financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.                            Accounting policies, presentation and estimates (continued)

There have been no changes to the quantitative or qualitative triggers used at 30 June 2020. The Group considers these to continue to perform adequately under the current economic conditions and notably with the widespread use of payment holidays. The use of a payment holiday in itself has not been judged to indicate a significant increase in credit risk, with the underlying long-term credit risk deemed to be driven by economic conditions and captured through the use of forward-looking models. These portfolio level models are capturing the anticipated volume of increased defaults and therefore an appropriate assessment of staging and expected credit loss.

Definition of default

The probability of default (PD) of an exposure, both over a 12 month period and over its lifetime, is a key input to the measurement of the ECL allowance. Default has occurred when there is evidence that the customer is experiencing significant financial difficulty which is likely to affect the ability to repay amounts due. The Group uses a 90 day past due backstop for all of its products except for UK mortgages wherein a backstop of 180 days past due is in place. The use of payment holidays is not considered to be an automatic trigger of regulatory default and therefore does not automatically trigger Stage 3. Days past due will also not accumulate on any accounts that have taken a payment holiday including those already past due.

Loss given default

The calculation of the ECL allowance also requires an estimate to be made of the loss that will be incurred in the event of a default. The loss given default (LGD) is based on market recovery rates and internal credit assessments. The LGD for customers utilising government funding schemes incorporates an appropriate level of recovery dependent upon the individual scheme and corresponding level of guarantee being used. The use of forecast collateral value indices in determining LGDs continues to be effective despite the temporarily low volumes of transactions upon which those indices are based.

Financial instrument valuations

The Group categorises financial instruments carried on the balance sheet at fair value using a three level hierarchy. Financial instruments categorised as level 1 are valued using quoted market prices and therefore minimal estimates are made in determining fair value. The fair value of financial instruments categorised as level 2 and, in particular, level 3 is determined using valuation techniques which involve management judgement and estimates the extent of which depends on the complexity of the instrument and the availability of market observable information. The COVID-19 pandemic has had a significant impact on a number of the businesses in which the Group’s private equity business has an interest and, as a result, the Group has reduced the fair value of its investments in those businesses in the first half of 2020. These valuations are classified as level 3 and are based on earnings multiples; significant judgement is required in estimating both the relevant earnings and the multiple to be applied.

The principal judgements made by the Group in determining the fair value of its other financial assets and liabilities classified as level 3 are primarily related to interest rate spreads and interest rate volatility. Further details on the valuation of level 3 assets and liabilities, including significant unobservable inputs used in the valuation models, together with the effects of reasonably possible alternative assumptions, are given in note 16.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.                           Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the chief operating decision maker for the Group.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of certain asset sales, volatile items, the insurance grossing adjustment, liability management, restructuring, payment protection insurance provisions, the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments are excluded in arriving at underlying profit.

During the half-year to 30 June 2020, the Group migrated certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail; the Group has also revised its approach to internal funding charges, including the adoption of the Sterling Overnight Index Average (SONIA) interest rate benchmark in place of LIBOR. Comparatives have been restated accordingly.

The Group’s activities are organised into three financial reporting segments: Retail; Commercial Banking; and Insurance and Wealth. There has been no change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2019, neither has there been any change to the Group’s segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2019.

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
Half-year to 30 June 2020	income	claims	claims	before tax	revenue	revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,233	919	5,152	212	6,027	(875)
Commercial Banking	1,222	658	1,880	(668)	1,633	247
Insurance and Wealth	14	853	867	379	857	10
Other	9	31	40	(204)	(578)	618
Group	5,478	2,461	7,939	(281)	7,939	—
Reconciling items:
Insurance grossing adjustment	1,132	(1,018)	114	—
Market volatility and asset sales	52	(75)	(23)	(43)
Amortisation of purchased intangibles	—	—	—	(34)
Restructuring costs	—	(37)	(37)	(133)
Fair value unwind and other items	(106)	8	(98)	(111)
Group — statutory	6,556	1,339	7,895	(602)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.                           Segmental analysis (continued)

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
Half-year to 30 June 2019(1)	income	claims	claims	before tax	revenue	revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,561	1,009	5,570	2,177	6,514	(944)
Commercial Banking	1,449	731	2,180	982	1,861	319
Insurance and Wealth	40	1,183	1,223	659	1,152	71
Other	95	227	322	376	(232)	554
Group	6,145	3,150	9,295	4,194	9,295	—
Reconciling items:
Insurance grossing adjustment	(1,303)	1,418	115	—
Market volatility and asset sales	(87)	(22)	(109)	(296)
Amortisation of purchased intangibles	—	—	—	(34)
Restructuring costs	—	(48)	(48)	(182)
Fair value unwind and other items	(116)	(6)	(122)	(135)
Payment protection insurance provision	—	—	—	(650)
Group — statutory	4,639	4,492	9,131	2,897

(1)         Restated, see page 61.

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
Half-year to 31 December 2019(1)	income	claims	claims	before tax	revenue	revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,623	1,010	5,633	2,036	6,622	(989)
Commercial Banking	1,443	686	2,129	772	1,647	482
Insurance and Wealth	37	838	875	407	774	101
Other	129	48	177	122	(229)	406
Group	6,232	2,582	8,814	3,337	8,814	—
Reconciling items:
Insurance grossing adjustment	(515)	603	88	—
Market volatility and asset sales	(63)	551	488	422
Amortisation of purchased intangibles	—	—	—	(34)
Restructuring costs	—	(40)	(40)	(289)
Fair value unwind and other items	(113)	(9)	(122)	(140)
Payment protection insurance provision	—	—	—	(1,800)
Group — statutory	5,541	3,687	9,228	1,496

(1)         Restated, see page 61.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.                           Segmental analysis (continued)

	Segment external		Segment customer		Segment external
	assets		deposits		liabilities
	At 30 June	At 31 Dec	At 30 June	At 31 Dec	At 30 June	At 31 Dec
	2020	2019(1)	2020	2019(1)	2020	2019(1)
	£m	£m	£m	£m	£m	£m

Retail	349,035	350,850	272,217	253,128	278,964	261,036
Commercial Banking	153,759	144,795	154,481	144,050	198,407	182,318
Insurance and Wealth	171,639	175,869	13,511	13,677	178,562	182,333
Other	198,561	162,379	13,237	10,465	168,199	160,400
Total Group	872,994	833,893	453,446	421,320	824,132	786,087

(1)         Restated, see page 61.

3.                           Net fee and commission income

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2020	2019	2019
	£m	£m	£m

Fee and commission income:
Current accounts	307	325	334
Credit and debit card fees	350	469	513
Commercial banking and treasury fees	120	138	110
Unit trust and insurance broking	66	114	92
Private banking and asset management	3	46	23
Factoring	42	53	50
Other	233	283	206
Total fee and commission income	1,121	1,428	1,328
Fee and commission expense	(558)	(694)	(656)
Net fee and commission income	563	734	672

Current account and credit and debit card fees principally arise in Retail; commercial banking, treasury and factoring fees arise in Commercial Banking; and private banking, unit trust, insurance broking and asset management fees arise in Insurance and Wealth.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.                            Operating expenses

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2020	2019	2019
	£m	£m	£m

Administrative expenses
Salaries and social security costs	1,493	1,627	1,617
Pensions and other post-retirement benefit schemes (note 13)	272	280	252
Restructuring and other staff costs	129	250	225
	1,894	2,157	2,094
Premises and equipment	237	242	249
Other expenses:
IT, data processing and communications	474	535	503
UK bank levy	—	—	224
Operations, marketing and other	488	626	485
	962	1,161	1,212
	3,093	3,560	3,555
Depreciation and amortisation	1,398	1,302	1,358
Total operating expenses, excluding regulatory provisions	4,491	4,862	4,913
Regulatory provisions (note 14):
Payment protection insurance provision	—	650	1,800
Other regulatory provisions	177	143	302
	177	793	2,102
Total operating expenses	4,668	5,655	7,015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.                            Impairment

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2020	2019	2019
	£m	£m	£m

Impact of transfers between stages	1,263	379	225
Other changes in credit quality	2,111	223	575
Additions (repayments)	211	(64)	(52)
Methodology, model and assumption changes	44	43	(29)
Other items	200	(2)	(2)
	2,566	200	492
Total impairment charge	3,829	579	717

In respect of:
Loans and advances to banks	21	1	(1)
Loans and advances to customers	3,464	598	709
Debt securities	1	—	—
Financial assets at amortised cost	3,486	599	708
Other assets	13	—	5
Impairment charge on drawn balances	3,499	599	713
Loan commitments and financial guarantees	324	(19)	4
Financial assets at fair value through other comprehensive income	6	(1)	—
Total impairment charge	3,829	579	717

The impairment charge includes £21 million (half-year to 30 June 2019: £90 million; half-year to 31 December 2019: £44 million) in respect of residual value impairment and voluntary terminations within the Group’s UK motor finance business.

The Group’s impairment charge comprises the following:

Impact of transfers between stages

The net impact on the impairment charge of transfers between stages.

Other changes in credit quality

Changes in loss allowance as a result of movements in risk parameters that reflect changes in customer credit quality, but which have not resulted in a transfer to a different stage. This also contains the impact on the impairment charge of write-offs and recoveries, where the related loss allowances are reassessed to reflect ultimate realisable or recoverable value.

Additions (repayments)

Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of loss allowances as a result of repayments of outstanding balances.

Methodology, model and assumption changes

Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; either as changes to the model inputs or to the underlying assumptions, as well as the impact of changing the models used.

Other items

In the half-year to 30 June 2020 this includes a central adjustment of £200 million to reflect the adjusted severe downside economic scenario (note 1).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.                            Taxation

In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2020 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.

An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2020	2019	2019
	£m	£m	£m

(Loss) profit before tax	(602)	2,897	1,496
UK corporation tax thereon at 19 per cent (2019:19 per cent)	114	(550)	(285)
Impact of surcharge on banking profits	44	(221)	(143)
Non-deductible costs: conduct charges	(11)	(103)	(267)
Non-deductible costs: bank levy	—	—	(43)
Other non-deductible costs	(40)	(39)	(82)
Non-taxable income	76	45	(5)
Tax relief on coupons on other equity instruments	44	47	42
Tax-exempt gains on disposals	3	10	92
Tax losses where no deferred tax recognised	(1)	12	6
Remeasurement of deferred tax due to rate changes	354	14	(20)
Differences in overseas tax rates	13	(15)	1
Policyholder tax	(23)	(38)	(29)
Policyholder deferred tax asset in respect of life assurance expenses	—	—	(53)
Adjustments in respect of prior years	48	166	71
Tax credit (expense)	621	(672)	(715)

On 29 October 2018 the UK Government announced its intention to restrict the use of capital tax losses to 50 per cent of any future gains that arise. This restriction was substantively enacted on 2 July 2020 and will reduce the Group’s net deferred tax asset by £58 million in the second half of the year, with £44 million to be recognised within the Group’s tax expense and £14 million within other comprehensive income.

7.                            Earnings per share

	Half-year to		Half-year to		Half-year to
	30 June		30 June		31 Dec
	2020		2019		2019

(Loss) profit attributable to ordinary shareholders — basic and diluted (£m)	(234)		1,942		517
Weighted average number of ordinary shares in issue — basic (m)	70,434		71,053		70,160
Adjustment for share options and awards (m)	—		663		701
Weighted average number of ordinary shares in issue — diluted (m)	70,434		71,716		70,861

Basic (loss) earnings per share	(0.3	)p	2.7	p	0.8	p
Diluted (loss) earnings per share	(0.3	)p	2.7	p	0.7	p

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.                            Financial assets at fair value through profit or loss

	At 30 June	At 31 Dec
	2020	2019
	£m	£m

Trading assets	19,535	17,982

Other financial assets at fair value through profit or loss:
Treasury and other bills	20	19
Loans and advances to customers	11,002	10,654
Loans and advances to banks	3,933	1,886
Debt securities	38,300	33,859
Equity shares	84,323	95,789
	137,578	142,207
Financial assets at fair value through profit or loss	157,113	160,189

Included in the above is £132,250 million (31 December 2019: £136,855 million) of assets relating to the insurance businesses.

9.                            Derivative financial instruments

	At 30 June 2020		At 31 December 2019
	Fair value	Fair value	Fair value	Fair value
	of assets	of liabilities	of assets	of liabilities
	£m	£m	£m	£m

Hedging
Derivatives designated as fair value hedges	982	241	806	229
Derivatives designated as cash flow hedges	587	860	430	876
	1,569	1,101	1,236	1,105
Trading
Exchange rate contracts	6,426	5,280	4,990	6,540
Interest rate contracts	24,359	21,418	19,810	17,464
Credit derivatives	52	77	83	167
Equity and other contracts	572	755	250	503
	31,409	27,530	25,133	24,674
Total recognised derivative assets/liabilities	32,978	28,631	26,369	25,779

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.                     Financial assets at amortised cost

Half-year to 30 June 2020

				Purchased
				or
				originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m

Loans and advances to banks
At 1 January 2020	9,777	—	—	—	9,777
Exchange and other adjustments	368	—	—	—	368
Transfers to Stage 2	(43)	43	—	—	—
Additions (repayments)	1,078	1	—	—	1,079
At 30 June 2020	11,180	44	—	—	11,224
Allowance for impairment losses	(21)	(1)	—	—	(22)
Total loans and advances to banks	11,159	43	—	—	11,202

Loans and advances to customers
At 1 January 2020	449,975	28,543	6,015	13,714	498,247
Exchange and other adjustments	2,735	27	4	(54)	2,712
Additions (repayments)	8,247	417	(836)	(593)	7,235
Transfers to Stage 1	3,154	(3,145)	(9)		—
Transfers to Stage 2	(33,522)	33,866	(344)		—
Transfers to Stage 3	(1,060)	(1,569)	2,629		—
	(31,428)	29,152	2,276		—
Recoveries			86	—	86
Financial assets that have been written off			(762)	(24)	(786)
At 30 June 2020	429,529	58,139	6,783	13,043	507,494
Allowance for impairment losses	(1,332)	(2,168)	(2,161)	(325)	(5,986)
Total loans and advances to customers	428,197	55,971	4,622	12,718	501,508

Debt securities
At 1 January 2020	5,544	—	3	—	5,547
Exchange and other adjustments	112	—	—	—	112
Additions (repayments)	(50)	—	—	—	(50)
Financial assets that have been written off			—	—	—
At 30 June 2020	5,606	—	3	—	5,609
Allowance for impairment losses	(2)	—	(3)	—	(5)
Total debt securities	5,604	—	—	—	5,604

Total financial assets at amortised cost	444,960	56,014	4,622	12,718	518,314

Exchange and other adjustments includes certain adjustments, prescribed by IFRS 9, in respect of purchased or originated credit-impaired financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.                     Financial assets at amortised cost (continued)

Movements in Retail mortgage balances were as follows:

				Purchased
				or
				originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m

At 1 January 2020	257,043	16,935	1,506	13,714	289,198
Exchange and other adjustments	—	—	1	(54)	(53)
Additions (repayments)	(1,522)	(1,054)	(216)	(593)	(3,385)
Transfers to Stage 1	1,350	(1,345)	(5)		—
Transfers to Stage 2	(20,260)	20,473	(213)		—
Transfers to Stage 3	(34)	(702)	736		—
	(18,944)	18,426	518		—
Recoveries			9	—	9
Financial assets that have been written off			(18)	(24)	(42)
At 30 June 2020	236,577	34,307	1,800	13,043	285,727
Allowance for impairment losses	(106)	(491)	(187)	(325)	(1,109)
Total loans and advances to customers	236,471	33,816	1,613	12,718	284,618

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.                     Financial assets at amortised cost (continued)

Year ended 31 December 2019

				Purchased
				or
				originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m

Loans and advances to banks
At 1 January 2019	6,282	3	—	—	6,285
Exchange and other adjustments	(218)	—	—	—	(218)
Additions (repayments)	3,713	(3)	—	—	3,710
At 31 December 2019	9,777	—	—	—	9,777
Allowance for impairment losses	(2)	—	—	—	(2)
Total loans and advances to banks	9,775	—	—	—	9,775

Loans and advances to customers

At 1 January 2019	441,531	25,345	5,741	15,391	488,008
Exchange and other adjustments	(498)	(34)	47	283	(202)
Additions (repayments)	13,554	(2,558)	(858)	(1,934)	8,204
Transfers to Stage 1	6,318	(6,286)	(32)		—
Transfers to Stage 2	(13,084)	13,516	(432)		—
Transfers to Stage 3	(1,540)	(1,440)	2,980		—
	(8,306)	5,790	2,516		—
Recoveries			397	28	425
Acquisition of portfolios	3,694	—	—	—	3,694
Financial assets that have been written off			(1,828)	(54)	(1,882)
At 31 December 2019	449,975	28,543	6,015	13,714	498,247
Allowance for impairment losses	(675)	(995)	(1,447)	(142)	(3,259)
Total loans and advances to customers	449,300	27,548	4,568	13,572	494,988

Debt securities
At 1 January 2019	5,238	—	6	—	5,244
Exchange and other adjustments	(94)	—	(2)	—	(96)
Additions (repayments)	400	—	—	—	400
Financial assets that have been written off			(1)	—	(1)
At 31 December 2019	5,544	—	3	—	5,547
Allowance for impairment losses	—	—	(3)	—	(3)
Total debt securities	5,544	—	—	—	5,544

Total financial assets at amortised cost	464,619	27,548	4,568	13,572	510,307

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.                     Financial assets at amortised cost (continued)

Movements in Retail mortgage balances were as follows:

				Purchased or originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m

At 1 January 2019	257,797	13,654	1,393	15,391	288,235
Exchange and other adjustments	(1)	—	2	283	284
Additions (repayments)	799	(1,432)	(416)	(1,934)	(2,983)
Transfers to Stage 1	3,060	(3,057)	(3)		—
Transfers to Stage 2	(7,879)	8,242	(363)		—
Transfers to Stage 3	(427)	(472)	899		—
	(5,246)	4,713	533		—
Recoveries			29	28	57
Acquisition of portfolios	3,694	—	—	—	3,694
Financial assets that have been written off			(35)	(54)	(89)
At 31 December 2019	257,043	16,935	1,506	13,714	289,198
Allowance for impairment losses	(23)	(281)	(122)	(142)	(568)
Total loans and advances to customers	257,020	16,654	1,384	13,572	288,630

The movement tables are compiled by comparing the position at the reporting date to that at the beginning of the year.

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the period end, with the exception of those held within Purchased or originated credit-impaired, which are not transferrable.

Additions (repayments) comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.

Loans and advances to customers include advances securitised under the Group’s securitisation and covered bond programmes (see note 12).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.                     Allowance for impairment losses

Half-year to 30 June 2020

				Purchased
				or
				originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m

In respect of drawn balances
At 1 January 2020	677	995	1,464	142	3,278
Exchange and other adjustments	1	1	26	(38)	(10)

Transfers to Stage 1	108	(107)	(1)		—
Transfers to Stage 2	(90)	133	(43)		—
Transfers to Stage 3	(10)	(133)	143		—
Impact of transfers between stages	(64)	777	447		1,160
	(56)	670	546		1,160
Other items charged to the income statement	733	503	858	245	2,339
Charge to the income statement (note 5)	677	1,173	1,404	245	3,499
Advances written off	(762)	(24)	(786)
Recoveries of advances written off in previous years	86	—	86
Discount unwind	(27)	—	(27)
At 30 June 2020	1,355	2,169	2,191	325	6,040

In respect of undrawn balances
At 1 January 2020	95	77	5	—	177
Exchange and other adjustments	—	—	—	—	—

Transfers to Stage 1	8	(8)	—		—
Transfers to Stage 2	(8)	8	—
Transfers to Stage 3	—	(6)	6		—
Impact of transfers between stages	(2)	94	11		103
	(2)	88	17		103
Other items charged to the income statement	158	50	13	—	221
Charge to the income statement (note 5)	156	138	30	—	324
At 30 June 2020	251	215	35	—	501
Total allowance for impairment losses	1,606	2,384	2,226	325	6,541

In respect of:
Loans and advances to banks	21	1	—	—	22
Retail mortgages	106	491	187	325	1,109
Other	1,226	1,677	1,974	—	4,877
Loans and advances to customers	1,332	2,168	2,161	325	5,986
Debt securities	2	—	3	—	5
Financial assets at amortised cost	1,355	2,169	2,164	325	6,013
Other assets	—	—	27	—	27
Provisions in relation to loan commitments and financial guarantees	251	215	35	—	501
Total allowance for impairment losses	1,606	2,384	2,226	325	6,541

Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	6	—	—	—	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.                     Allowance for impairment losses (continued)

Exchange and other adjustments includes certain adjustments, prescribed by IFRS 9, in respect of purchased or originated credit-impaired financial assets.

The total allowance for impairment losses includes £191 million (31 December 2019: £201 million) in respect of residual value impairment and voluntary terminations within the Group’s asset finance business.

Movements in the Group’s impairment allowances in respect of Retail mortgages were as follows:

				Purchased
				or
				originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m

At 1 January 2020	24	281	122	142	569
Exchange and other adjustments	(2)	1	—	(38)	(39)

Transfers to Stage 1	14	(14)	—		—
Transfers to Stage 2	(6)	16	(10)		—
Transfers to Stage 3	—	(28)	28		—
Impact of transfers between stages	(12)	159	39		186
	(4)	133	57		186
Other items charged to the income statement	90	76	7	245	418
Charge to the income statement	86	209	64	245	604
Advances written off			(18)	(24)	(42)
Recoveries of advances written off in previous years			9	—	9
Discount unwind			10	—	10
At 30 June 2020	108	491	187	325	1,111

£2 million of the closing allowance at 30 June 2020 relates to undrawn exposures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.                     Allowance for impairment losses (continued)

Year ended 31 December 2019

				Purchased
				or
				originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m

In respect of drawn balances
At 1 January 2019	527	994	1,570	78	3,169
Exchange and other adjustments	11	(9)	23	283	308

Transfers to Stage 1	229	(222)	(7)		—
Transfers to Stage 2	(53)	92	(39)		—
Transfers to Stage 3	(15)	(140)	155		—
Impact of transfers between stages	(175)	353	420		598
	(14)	83	529		598
Other items charged to the income statement	153	(73)	827	(193)	714
Charge to the income statement	139	10	1,356	(193)	1,312
Advances written off			(1,829)	(54)	(1,883)
Recoveries of advances written off in previous years			397	28	425
Discount unwind			(53)	—	(53)
At 31 December 2019	677	995	1,464	142	3,278

In respect of undrawn balances
At 1 January 2019	123	64	6	—	193
Exchange and other adjustments	—	(1)	—	—	(1)

Transfers to Stage 1	19	(19)	—		—
Transfers to Stage 2	(4)	4	—		—
Transfers to Stage 3	(1)	(3)	4		—
Impact of transfers between stages	(17)	24	(1)		6
	(3)	6	3		6
Other items charged to the income statement	(25)	8	(4)	—	(21)
Charge to the income statement	(28)	14	(1)	—	(15)
At 31 December 2019	95	77	5	—	177
Total allowance for impairment losses	772	1,072	1,469	142	3,455

In respect of:
Loans and advances to banks	2	—	—	—	2
Retail mortgages	23	281	122	142	568
Other	652	714	1,325	—	2,691
Loans and advances to customers	675	995	1,447	142	3,259
Debt securities	—	—	3	—	3
Financial assets at amortised cost	677	995	1,450	142	3,264
Other assets	—	—	14	—	14
Provisions in relation to loan commitments and financial guarantees	95	77	5	—	177
Total allowance for impairment losses	772	1,072	1,469	142	3,455

Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.                     Allowance for impairment losses (continued)

Movements in the Group’s impairment allowances in respect of Retail mortgages were as follows:

				Purchased
				or
				originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m

At 1 January 2019	37	226	118	78	459
Exchange and other adjustments	—	—	—	283	283

Transfers to Stage 1	17	(17)	—		—
Transfers to Stage 2	(13)	33	(20)		—
Transfers to Stage 3	(5)	(21)	26		—
Impact of transfers between stages	(15)	105	39		129
	(16)	100	45		129
Other items charged to the income statement	3	(45)	(59)	(193)	(294)
Charge to the income statement	(13)	55	(14)	(193)	(165
Advances written off			(35)	(54)	(89)
Recoveries of advances written off in previous years			29	28	57
Discount unwind			24	—	24
At 31 December 2019	24	281	122	142	569

£1 million of the closing allowance at 31 December 2019 related to undrawn exposures.

The Group’s income statement charge comprises:

	Half-year	Year ended
	to 30 June	31 Dec
	2020	2019
	£m	£m

Drawn balances	3,499	1,312
Undrawn balances	324	(15)
Financial assets at fair value through other comprehensive income	6	(1)
Total	3,829	1,296

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the period end, with the exception of those held within Purchased or originated credit-impaired, which are not transferable. As assets are transferred between stages, the resulting change in expected credit loss of £1,160 million for drawn balances, and £103 million for undrawn balances, is presented separately as impacts of transfers between stages, in the stage in which the expected credit loss is recognised at the end of the reporting period.

Other items charged to the income statement include the movements in the expected credit loss as a result of new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off. Consequently, recoveries on assets previously written-off also occur in Stage 3 only.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.                     Debt securities in issue

	At 30 June 2020			At 31 December 2019
	At fair			At fair
	value			value
	through	At		through	At
	profit or	amortised		profit or	amortised
	loss	cost	Total	loss	cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	7,644	45,903	53,547	7,484	41,291	48,775
Covered bonds	—	27,770	27,770	—	29,821	29,821
Certificates of deposit	—	11,842	11,842	—	10,598	10,598
Securitisation notes	47	5,830	5,877	47	7,288	7,335
Commercial paper	—	8,586	8,586	—	8,691	8,691
	7,691	99,931	107,622	7,531	97,689	105,220

The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.

Securitisation programmes

At 30 June 2020, external parties held £5,877 million (31 December 2019: £7,335 million) and the Group’s subsidiaries held £29,491 million (31 December 2019: £31,436 million) of total securitisation notes in issue of £35,368 million (31 December 2019: £38,771 million). The notes are secured on loans and advances to customers and debt securities held at amortised cost amounting to £37,809 million (31 December 2019: £42,545 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group’s balance sheet.

Covered bond programmes

At 30 June 2020, external parties held £27,770 million (31 December 2019: £29,821 million) and the Group’s subsidiaries held £100 million (31 December 2019: £100 million) of total covered bonds in issue of £27,870 million (31 December 2019: £29,921 million). The bonds are secured on certain loans and advances to customers amounting to £38,042 million (31 December 2019: £39,131 million) that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group’s balance sheet.

Cash deposits of £4,012 million (31 December 2019: £4,703 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.                     Post-retirement defined benefit schemes

The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 June	At 31 Dec
	2020	2019
	£m	£m

Defined benefit pension schemes:
Fair value of scheme assets	50,696	45,791
Present value of funded obligations	(48,593)	(45,241)
Net pension scheme asset	2,103	550
Other post-retirement schemes	(133)	(126)
Net retirement benefit asset	1,970	424

Recognised on the balance sheet as:
Retirement benefit assets	2,241	681
Retirement benefit obligations	(271)	(257)
Net retirement benefit asset	1,970	424

The movement in the Group’s net post-retirement defined benefit scheme asset during the period was as follows:

£m

Asset at 1 January 2020	424
Income statement charge	(121)
Employer contributions	999
Remeasurement	668
Asset at 30 June 2020	1,970

During the first half of 2020, the Group’s main pension schemes entered into a £10 billion longevity insurance arrangement (with Scottish Widows acting as a conduit) to hedge their exposure to an unexpected increase in life expectancy for approximately half of their current pensioners. As a result, the impact of changes in mortality rates in future years on the pension schemes’ gross liabilities will be partially offset by movements in the value of the longevity swap, which is included within the pension schemes’ assets. Upon initial recognition, the pension schemes valued the swaps at £nil and, in line with market practice, actual mortality experience is assumed to be in line with the expected mortality rate for the first year of the swap.

The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2020	2019	2019
	£m	£m	£m

Defined benefit pension schemes	121	139	106
Defined contribution schemes	151	141	146
Total charge to the income statement (note 4)	272	280	252

The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At 30 June	At 31 Dec
	2020	2019
	%	%

Discount rate	1.54	2.05
Rate of inflation:
Retail Prices Index	2.85	2.94
Consumer Price Index	1.90	1.99
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.52	2.57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.                     Provisions for liabilities and charges

	Provisions	Payment	Other
	for	protection	regulatory
	commitments	insurance	provisions	Other	Total
	£m	£m	£m	£m	£m

At 1 January 2020	177	1,880	528	738	3,323
Exchange and other adjustments	—	—	9	—	9
Provisions applied	—	(999)	(319)	(117)	(1,435)
Charge for the period	324	—	177	63	564
At 30 June 2020	501	881	395	684	2,461

Payment protection insurance (excluding MBNA)

The Group has made provisions for PPI costs totalling £21,875 million; no additional charge has been made in the first half of 2020. Good progress has been made with the review of PPI information requests received and the conversion rate remains low and consistent with the provision assumption of around 10 per cent, albeit operations have been impacted by the coronavirus pandemic in the second quarter.

At 30 June 2020, a provision of £745 million remained unutilised relating to complaints and associated administration costs excluding amounts relating to MBNA. Total cash payments were £833 million during the six months to 30 June 2020.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. A number of risks and uncertainties remain including processing the remaining outstanding complaints. These may also be impacted by any further regulatory changes. The cost could therefore differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required.

For every 1 per cent increase in PIR conversion rate on the stock as at the industry deadline, the Group would expect an additional charge of approximately £100 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.                     Provisions for liabilities and charges (continued)

Payment protection insurance (MBNA)

As announced in December 2016, the Group’s exposure continues to remain capped at £240 million under the terms of the MBNA sale and purchase agreement. No additional charge has been made by MBNA to its PPI provision in the first half of 2020.

Other provisions for legal actions and regulatory matters

In the course of its business, the Group is engaged in discussions with the UK Prudential Regulation Authority (PRA), UK Financial Conduct Authority (FCA) and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the six months to 30 June 2020 the Group charged a further £177 million in respect of legal actions and other regulatory matters, and the unutilised balance at 30 June 2020 was £395 million (31 December 2019: £528 million). The most significant items are as follows.

Arrears handling related activities

The Group has provided an additional £28 million during the half-year to 30 June 2020 for arrears handling related activities, bringing the total provided to date to £1,009 million; the unutilised balance at 30 June 2020 was £78 million.

Customer claims in relation to insurance branch business in Germany

The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. The industry-wide issue regarding notification of contractual ‘cooling off’ periods continued to lead to a steady flow of claims through 2018 and 2019. Whilst complaint volumes continued to decline during the first half of 2020, new litigation claim volumes per month have remained fairly constant. Up to 31 December 2019 the Group had provided a total of £656 million and no further amounts have been provided in the half-year to 30 June 2020; the unutilised balance at 30 June 2020 was £91 million. The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result, the ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

HBOS Reading — review

The Group completed its compensation assessment for all 71 business customers within the customer review in the fourth quarter of 2019. In total more than £109 million of compensation has been accepted by victims of the HBOS Reading fraud, in addition to £14 million for ex-gratia payments and £6 million for the re-imbursements of legal fees. Sir Ross Cranston’s Quality Assurance review was concluded on 10 December 2019 and made a number of recommendations, including a re-assessment of direct and consequential losses by an independent panel, an extension of debt relief, and a wider definition of de facto directors. Details of the panel were announced on 3 April 2020 and the panel’s full scope and methodology was published on 7 July 2020. Details of an appeal process for the further assessments of debt relief and de facto director status have also been announced. The Group has begun its assessment of customer claims for further debt relief and de facto director status. The Group has committed to implementing Sir Ross’s recommendations in full. It is not possible to estimate at this stage what the financial impact will be.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.                     Contingent liabilities, commitments and guarantees

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not involved in the ongoing litigation which involves card schemes such as Visa and Mastercard (as described below). However, the Group is a member / licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:

•             litigation brought by retailers against both Visa and Mastercard which continues in the English Courts (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal’s finding in 2018 that historic interchange arrangements of Mastercard and Visa infringed competition law); and

•             litigation brought on behalf of UK consumers in the English Courts against Mastercard (judgement is awaited from the Supreme Court on whether the collective proceedings may be permissible).

Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016.  These arrangements cap the maximum amount of liability to which the Group may be subject, and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016.

LIBOR and other trading rates

In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Swiss Competition Commission concluded its investigation against Lloyds Bank plc in June 2019. However, the Group continues to cooperate with various other government and regulatory authorities, including a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. Certain of the plaintiffs’ claims have been dismissed by the US Federal Court for Southern District of New York (subject to appeals).

Certain Group companies are also named as defendants in (i) UK based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

UK shareholder litigation

In August 2014, the Group and a number of former directors were named as defendants in a claim by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. Judgment was delivered on 15 November 2019.  The Group and its former directors successfully defended the claims. The claimants have been denied permission to appeal by the trial judge but may now seek permission to appeal from the Court of Appeal. It is currently not possible to determine the ultimate impact on the Group (if any).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.                     Contingent liabilities, commitments and guarantees (continued)

Tax authorities

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules which allow the offset of such losses denies the claim for group relief of losses. If HMRC’s position is found to be correct, management estimate that this would result in an increase in current tax liabilities of approximately £805 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £270 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Other legal actions and regulatory matters

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed to assess properly the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.                     Contingent liabilities, commitments and guarantees (continued)

Contingent liabilities, commitments and guarantees arising from the banking business

	At 30 June	At 31 Dec
	2020	2019
	£m	£m

Contingent liabilities
Acceptances and endorsements	141	74
Other:
Other items serving as direct credit substitutes	370	366
Performance bonds and other transaction-related contingencies	2,157	2,454
	2,527	2,820
Total contingent liabilities	2,668	2,894

Commitments and guarantees
Documentary credits and other short-term trade-related transactions	1	—
Forward asset purchases and forward deposits placed	170	189

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	14,166	12,684
Other commitments and guarantees	90,755	85,735
	104,921	98,419
1 year or over original maturity	32,916	34,945
Total commitments and guarantees	138,008	133,553

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £64,040 million (31 December 2019: £63,504 million) was irrevocable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.                     Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 50 to the Group’s 2019 financial statements describes the definitions of the three levels in the fair value hierarchy.

Valuation control framework

Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios

Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.

Valuation methodology

For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs) disclosed in the Group’s 2019 Annual Report on Form 20-F applied to these portfolios.

The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	At 30 June 2020		At 31 December 2019
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	£m	£m	£m	£m

Financial assets
Financial assets at fair value through profit or loss	157,113	157,113	160,189	160,189
Derivative financial instruments	32,978	32,978	26,369	26,369

Loans and advances to banks	11,202	11,211	9,775	9,773
Loans and advances to customers	501,508	501,494	494,988	495,804
Debt securities	5,604	5,597	5,544	5,537
Financial assets at amortised cost	518,314	518,302	510,307	511,114
Financial assets at fair value through other comprehensive income	27,211	27,211	25,092	25,092
Financial liabilities
Deposits from banks	34,124	34,190	28,179	28,079
Customer deposits	453,446	453,773	421,320	421,728
Financial liabilities at fair value through profit or loss	21,474	21,474	21,486	21,486
Derivative financial instruments	28,631	28,631	25,779	25,779
Debt securities in issue	99,931	105,211	97,689	100,443
Liabilities arising from non-participating investment contracts	34,927	34,927	37,459	37,459
Subordinated liabilities	17,717	22,368	17,130	19,783

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.                     Fair values of financial assets and liabilities (continued)

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

Financial assets

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

At 30 June 2020
Financial assets at fair value through profit or loss:
Loans and advances to customers	—	11,232	11,264	22,496
Loans and advances to banks	—	4,075	—	4,075
Debt securities	20,747	23,610	1,841	46,198
Treasury and other bills	20	—	—	20
Equity shares	82,086	356	1,882	84,324
Total financial assets at fair value through profit or loss	102,853	39,273	14,987	157,113
Financial assets at fair value through other comprehensive income:
Debt securities	14,142	12,644	181	26,967
Treasury and other bills	80	—	—	80
Equity shares	—	—	164	164
Total financial assets at fair value through other comprehensive income	14,222	12,644	345	27,211
Derivative financial instruments	99	31,995	884	32,978
Total financial assets carried at fair value	117,174	83,912	16,216	217,302

At 31 December 2019
Financial assets at fair value through profit or loss:
Loans and advances to customers	—	10,164	10,912	21,076
Loans and advances to banks	18	2,381	—	2,399
Debt securities	18,670	20,246	1,990	40,906
Treasury and other bills	19	—	—	19
Equity shares	93,766	17	2,006	95,789
Total financial assets at fair value through profit or loss	112,473	32,808	14,908	160,189
Financial assets at fair value through other comprehensive income:
Debt securities	12,876	11,273	181	24,330
Treasury and other bills	535	—	—	535
Equity shares	—	—	227	227
Total financial assets at fair value through other comprehensive income	13,411	11,273	408	25,092
Derivative financial instruments	50	25,456	863	26,369
Total financial assets carried at fair value	125,934	69,537	16,179	211,650

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.                     Fair values of financial assets and liabilities (continued)

Financial liabilities

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

At 30 June 2020
Financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	—	7,644	47	7,691
Trading liabilities	1,963	11,820	—	13,783
Total financial liabilities at fair value through profit or loss	1,963	19,464	47	21,474
Derivative financial instruments	63	27,101	1,467	28,631
Total financial liabilities carried at fair value	2,026	46,565	1,514	50,105

At 31 December 2019
Financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	—	7,483	48	7,531
Trading liabilities	2,781	11,174	—	13,955
Total financial liabilities at fair value through profit or loss	2,781	18,657	48	21,486
Derivative financial instruments	54	24,358	1,367	25,779
Total financial liabilities carried at fair value	2,835	43,015	1,415	47,265

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.                     Fair values of financial assets and liabilities (continued)

Movements in level 3 portfolio

The tables below analyse movements in the level 3 financial assets portfolio.

		Financial
	Financial	assets at		Total
	assets at	fair value		financial
	fair value	through other		assets
	through profit	comprehensive	Derivative	carried at
	or loss	income	assets	fair value
	£m	£m	£m	£m

At 1 January 2020	14,908	408	863	16,179
Exchange and other adjustments	106	11	19	136
Gains recognised in the income statement within other income	135	—	124	259
Losses recognised in other comprehensive income within the revaluation reserve in respect of financial assets carried at fair value through other comprehensive income	—	(67)	—	(67)
Purchases/ increases to customer loans	851	—	2	853
Sales/ repayments	(839)	(7)	(81)	(927)
Transfers into the level 3 portfolio	73	—	41	114
Transfers out of the level 3 portfolio	(247)	—	(84)	(331)
At 30 June 2020	14,987	345	884	16,216
Gains recognised in the income statement within other income relating to those assets held at 30 June 2020	141	—	132	273

		Financial
	Financial	assets		Total
	assets at	at fair value		financial
	fair value	through other		assets
	through profit	comprehensive	Derivative	carried at
	or loss	income	assets	fair value
	£m	£m	£m	£m

At 1 January 2019	13,917	267	927	15,111
Exchange and other adjustments	3	1	—	4
Gains recognised in the income statement within other income	489	—	251	740
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets held at fair value through other comprehensive income	—	8	—	8
Purchases/ increases to customer loans	1,511	—	2	1,513
Sales/ repayments	(1,522)	(80)	(16)	(1,618)
Transfers into the level 3 portfolio	563	—	22	585
Transfers out of the level 3 portfolio	(98)	—	(2)	(100)
At 30 June 2019	14,863	196	1,184	16,243
Gains recognised in the income statement within other income relating to those assets held at 30 June 2019	189	—	285	474

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.                     Fair values of financial assets and liabilities (continued)

The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial		Total
	liabilities at		financial
	fair value		liabilities
	through	Derivative	carried at
	profit or loss	liabilities	fair value
	£m	£m	£m

At 1 January 2020	48	1,367	1,415
Exchange and other adjustments	—	20	20
Losses recognised in the income statement within other income	1	194	195
Additions	—	2	2
Redemptions	(2)	(8)	(10)
Transfers into the level 3 portfolio	—	51	51
Transfers out of the level 3 portfolio	—	(159)	(159)
At 30 June 2020	47	1,467	1,514
Losses recognised in the income statement within other income relating to those liabilities held at 30 June 2020	—	195	195

	Financial		Total
	liabilities at		financial
	fair value		liabilities
	through	Derivative	carried at
	profit or loss	liabilities	fair value
	£m	£m	£m

At 1 January 2019	11	716	727
Exchange and other adjustments	—	—	—
Losses recognised in the income statement within other income	—	204	204
Additions	—	1	1
Redemptions	(1)	(12)	(13)
Transfers into the level 3 portfolio	53	364	417
Transfers out of the level 3 portfolio	(11)	—	(11)
At 30 June 2019	52	1,273	1,325
Losses recognised in the income statement within other income relating to those liabilities held at 30 June 2019	—	249	249

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.                     Fair values of financial assets and liabilities (continued)

The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities which have an aggregated carrying value greater than £500 million.

				At 30 June 2020
					Effect of reasonably
					possible alternative
		Significant			assumptions(1)
	Valuation	unobservable		Carrying	Favourable	Unfavourable
	technique(s)	inputs	Range(2)	value	changes	changes
				£m	£m	£m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (bps)	50 bps / 256 bps	11,264	541	(503)

Equity and venture capital investments	Market approach	Earnings multiple	1.1 / 14.6	1,886	30	(30)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)(2)	n/a		961	124	(146)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)(3)	n/a		867	8	(44)
Other				9
				14,987
Financial assets at fair value through other comprehensive income				345	8	(9)
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility	0% / 176%	884	5	(7)
				884
Financial assets carried at fair value				16,216

Financial liabilities at fair value through profit or loss				47

Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility	0% / 176%	1,467	—	—

Financial liabilities carried at fair value				1,514

(1)   Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

(2)   The range represents the highest and lowest inputs used in the level 3 valuations.

(3)   Underlying asset/net asset values represent fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.                     Fair values of financial assets and liabilities (continued)

				At 31 December 2019
					Effect of reasonably
					possible alternative
		Significant			assumptions(1)
	Valuation	unobservable		Carrying	Favourable	Unfavourable
	technique(s)	inputs	Range(2)	value	changes	changes
				£m	£m	£m

Financial assets at fair value through profit or loss:
Loans and advances to customers	Discounted cash flows	Interest rate spreads (bps)	47bps / 108bps	10,912	401	(384)
Equity and venture capital investments	Market approach	Earnings multiple	1.5 / 15.4	1,948	89	(89)
	Underlying assets/net asset value (incl. property prices)(3)			935	89	(113)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices, broker quotes or discounted cash flows)(3)	n/a	n/a	1,052	19	(41)
Other				61	1	(1)
				14,908
Financial assets at fair value through other comprehensive income				408
Derivative financial assets:
Interest rate derivatives	Option pricing model	Interest rate volatility	14% / 115%	863	5	(6)
				863
Financial assets carried at fair value				16,179

Financial liabilities at fair value through profit or loss				48

Derivative financial liabilities:
Interest rate derivatives	Option pricing model	Interest rate volatility	14% / 115%	1,367	—	—
				1,367
Financial liabilities carried at fair value				1,415

(1)   Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

(2)   The range represents the highest and lowest inputs used in the level 3 valuations.

(3)   Underlying asset/net asset values represent fair value.

Unobservable inputs

Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s 2019 financial statements.

Reasonably possible alternative assumptions

Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in note 50 to the Group’s 2019 financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.                     Credit quality of loans and advances to banks and customers

Gross drawn exposures

					Purchased
					or
					originated
	PD				credit-
At 30 June 2020	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	6,094	—	—	—	6,094
CMS 11-14	0.51-3.00%	5,049	—	—	—	5,049
CMS 15-18	3.01-20.00%	37	44	—	—	81
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		11,180	44	—	—	11,224
Loans and advances to customers:
Retail — mortgages
RMS 1-6	0.00-4.50%	236,569	27,321	—	—	263,890
RMS 7-9	4.51-14.00%	8	3,770	—	—	3,778
RMS 10	14.01-20.00%	—	862	—	—	862
RMS 11-13	20.01-99.99%	—	2,354	—	—	2,354
RMS 14	100.00%	—	—	1,800	13,043	14,843
		236,577	34,307	1,800	13,043	285,727
Retail — credit cards
RMS 1-6	0.00-4.50%	10,070	456	—	—	10,526
RMS 7-9	4.51-14.00%	2,882	641	—	—	3,523
RMS 10	14.01-20.00%	403	361	—	—	764
RMS 11-13	20.01-99.99%	84	630	—	—	714
RMS 14	100.00%	—	—	368	—	368
		13,439	2,088	368	—	15,895
Retail — UK Motor Finance
RMS 1-6	0.00-4.50%	11,615	1,762	—	—	13,377
RMS 7-9	4.51-14.00%	1,054	693	—	—	1,747
RMS 10	14.01-20.00%	—	155	—	—	155
RMS 11-13	20.01-99.99%	5	310	—	—	315
RMS 14	100.00%	—	—	236	—	236
		12,674	2,920	236	—	15,830
Retail — other
RMS 1-6	0.00-4.50%	19,242	693	—	—	19,935
RMS 7-9	4.51-14.00%	3,213	546	—	—	3,759
RMS 10	14.01-20.00%	787	191	—	—	978
RMS 11-13	20.01-99.99%	997	631	—	—	1,628
RMS 14	100.00%	—	—	480	—	480
		24,239	2,061	480	—	26,780
Total Retail		286,929	41,376	2,884	13,043	344,232

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.                     Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures (continued)

					Purchased
					or
					originated
	PD				credit-
At 30 June 2020	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	29,923	353	—	—	30,276
CMS 11-14	0.51-3.00%	40,101	7,276	—	—	47,377
CMS 15-18	3.01-20.00%	8,038	7,543	—	—	15,581
CMS 19	20.01-99.99%	—	1,568	—	—	1,568
CMS 20-23	100%	—	—	3,808	—	3,808
		78,062	16,740	3,808	—	98,610
Other
RMS 1-6	0.00-4.50%	765	23	—	—	788
RMS 7-9	4.51-14.00%	—	—	—	—	—
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	—	—	—	—
RMS 14	100.00%	—	—	91	—	91
		765	23	91	—	879
CMS 1-10	0.00-0.50%	63,773	—	—	—	63,773
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		63,773	—	—	—	63,773
Total loans and advances to customers		429,529	58,139	6,783	13,043	507,494

In respect of:
Retail		286,929	41,376	2,884	13,043	344,232
Commercial		78,062	16,740	3,808	—	98,610
Other		64,538	23	91	—	64,652
Total loans and advances to customers		429,529	58,139	6,783	13,043	507,494

The update to the Group’s economic outlook has contributed to a deterioration of assigned credit quality and an increase in stage 2 balances due to the forward-looking probability of default (PD) used for rating segmentation.

Lending originated under the UK Government’s COVID-19 support schemes is rated according to the customer’s probability of default; the Government guarantees impact the anticipated loss given default (LGD).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.                     Credit quality of loans and advances to banks and customers (continued)

Expected credit losses

					Purchased
					or
					originated
	PD				credit-
At 30 June 2020	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	1	—	—	—	1
CMS 11-14	0.51-3.00%	19	—	—	—	19
CMS 15-18	3.01-20.00%	1	1	—	—	2
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		21	1	—	—	22
Loans and advances to customers:
Retail — mortgages
RMS 1-6	0.00-4.50%	106	250	—	—	356
RMS 7-9	4.51-14.00%	—	79	—	—	79
RMS 10	14.01-20.00%	—	28	—	—	28
RMS 11-13	20.01-99.99%	—	134	—	—	134
RMS 14	100.00%	—	—	187	325	512
		106	491	187	325	1,109
Retail — credit cards
RMS 1-6	0.00-4.50%	96	22	—	—	118
RMS 7-9	4.51-14.00%	134	61	—	—	195
RMS 10	14.01-20.00%	44	58	—	—	102
RMS 11-13	20.01-99.99%	13	208	—	—	221
RMS 14	100.00%	—	—	121	—	121
		287	349	121	—	757
Retail — UK Motor Finance
RMS 1-6	0.00-4.50%	184	50	—	—	234
RMS 7-9	4.51-14.00%	8	47	—	—	55
RMS 10	14.01-20.00%	—	21	—	—	21
RMS 11-13	20.01-99.99%	—	99	—	—	99
RMS 14	100.00%	—	—	152	—	152
		192	217	152	—	561
Retail — other
RMS 1-6	0.00-4.50%	116	28	—	—	144
RMS 7-9	4.51-14.00%	110	43	—	—	153
RMS 10	14.01-20.00%	22	35	—	—	57
RMS 11-13	20.01-99.99%	17	213	—	—	230
RMS 14	100.00%	—	—	173	—	173
		265	319	173	—	757
Total Retail		850	1,376	633	325	3,184

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.                     Credit quality of loans and advances to banks and customers (continued)

Expected credit losses (continued)

					Purchased
					or
					originated
	PD				credit-
At 30 June 2020	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	21	2	—	—	23
CMS 11-14	0.51-3.00%	131	164	—	—	295
CMS 15-18	3.01-20.00%	118	390	—	—	508
CMS 19	20.01-99.99%	—	236	—	—	236
CMS 20-23	100%	—	—	1,509	—	1,509
		270	792	1,509	—	2,571
Other
RMS 1-6	0.00-4.50%	12	—	—	—	12
RMS 7-9	4.51-14.00%	—	—	—	—	—
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	—	—	—	—
RMS 14	100.00%	—	—	19	—	19
		12	—	19	—	31
CMS 1-10	0.00-0.50%	—	—	—	—	—
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		—	—	—	—	—
Central adjustment to severe scenario		200	—	—	—	200
Total loans and advances to customers		1,332	2,168	2,161	325	5,986

In respect of:
Retail		850	1,376	633	325	3,184
Commercial		270	792	1,509	—	2,571
Other		212	—	19	—	231
Total loans and advances to customers		1,332	2,168	2,161	325	5,986

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.                     Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures

					Purchased
					or
					originated
	PD				credit-
At 31 December 2019	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	9,777	—	—	—	9,777
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		9,777	—	—	—	9,777
Loans and advances to customers:
Retail — mortgages
RMS 1-6	0.00-4.50%	257,028	13,494	—	-	270,522
RMS 7-9	4.51-14.00%	15	2,052	—	-	2,067
RMS 10	14.01-20.00%	—	414	—	-	414
RMS 11-13	20.01-99.99%	—	975	—	-	975
RMS 14	100.00%	—	—	1,506	13,714	15,220
		257,043	16,935	1,506	13,714	289,198
Retail — credit cards
RMS 1-6	0.00-4.50%	14,745	729	—	—	15,474
RMS 7-9	4.51-14.00%	1,355	556	—	—	1,911
RMS 10	14.01-20.00%	32	105	—	—	137
RMS 11-13	20.01-99.99%	1	291	—	—	292
RMS 14	100.00%	—	—	385	—	385
		16,133	1,681	385	—	18,199
Retail — UK Motor Finance
RMS 1-6	0.00-4.50%	13,568	1,297	—	—	14,865
RMS 7-9	4.51-14.00%	314	368	—	—	682
RMS 10	14.01-20.00%	—	99	—	—	99
RMS 11-13	20.01-99.99%	2	178	—	—	180
RMS 14	100.00%	—	—	150	—	150
		13,884	1,942	150	—	15,976
Retail — other
RMS 1-6	0.00-4.50%	17,166	763	—	—	17,929
RMS 7-9	4.51-14.00%	1,330	784	—	—	2,114
RMS 10	14.01-20.00%	44	91	—	—	135
RMS 11-13	20.01-99.99%	151	338	—	—	489
RMS 14	100.00%	—	—	443	—	443
		18,691	1,976	443	—	21,110
Total Retail		305,751	22,534	2,484	13,714	344,483

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.                     Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures (continued)

					Purchased
					or
					originated
	PD				credit-
At 31 December 2019	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	59,708	379	—	—	60,087
CMS 11-14	0.51-3.00%	25,569	2,318	—	—	27,887
CMS 15-18	3.01-20.00%	1,797	3,111	—	—	4,908
CMS 19	20.01-99.99%	—	169	—	—	169
CMS 20-23	100%	—	—	3,447	—	3,447
		87,074	5,977	3,447	—	96,498
Other
RMS 1-6	0.00-4.50%	754	32	—	—	786
RMS 7-9	4.51-14.00%	40	—	—	—	40
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	—	—	—	—
RMS 14	100.00%	—	—	84	—	84
		794	32	84	—	910
CMS 1-10	0.00-0.50%	56,356	—	—	—	56,356
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		56,356	—	—	—	56,356
Total loans and advances to customers		449,975	28,543	6,015	13,714	498,247

In respect of:
Retail		305,751	22,534	2,484	13,714	344,483
Commercial		87,074	5,977	3,447	—	96,498
Other		57,150	32	84	—	57,266
Total loans and advances to customers		449,975	28,543	6,015	13,714	498,247

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.                     Credit quality of loans and advances to banks and customers (continued)

Expected credit losses

					Purchased
					or
					originated
	PD				credit-
At 31 December 2019	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	2	—	—	—	2
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		2	—	—	—	2
Loans and advances to customers:
Retail — mortgages
RMS 1-6	0.00-4.50%	23	183	—	—	206
RMS 7-9	4.51-14.00%	—	39	—	—	39
RMS 10	14.01-20.00%	—	13	—	—	13
RMS 11-13	20.01-99.99%	—	46	—	—	46
RMS 14	100.00%	—	—	122	142	264
		23	281	122	142	568
Retail — credit cards
RMS 1-6	0.00-4.50%	103	25	—	—	128
RMS 7-9	4.51-14.00%	49	54	—	—	103
RMS 10	14.01-20.00%	3	19	—	—	22
RMS 11-13	20.01-99.99%	—	91	—	—	91
RMS 14	100.00%	—	—	126	—	126
		155	189	126	—	470
Retail — UK Motor Finance
RMS 1-6	0.00-4.50%	203	30	—	—	233
RMS 7-9	4.51-14.00%	10	15	—	—	25
RMS 10	14.01-20.00%	—	10	—	—	10
RMS 11-13	20.01-99.99%	1	32	—	—	33
RMS 14	100.00%	—	—	84	—	84
		214	87	84	—	385
Retail — other
RMS 1-6	0.00-4.50%	109	26	—	—	135
RMS 7-9	4.51-14.00%	55	64	—	—	119
RMS 10	14.01-20.00%	4	16	—	—	20
RMS 11-13	20.01-99.99%	3	103	—	—	106
RMS 14	100.00%	—	—	158	—	158
		171	209	158	—	538
Total Retail		563	766	490	142	1,961

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.                     Credit quality of loans and advances to banks and customers (continued)

Expected credit losses (continued)

					Purchased
					or
					originated
	PD				credit-
At 31 December 2019	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	33	1	—	—	34
CMS 11-14	0.51-3.00%	50	37	—	—	87
CMS 15-18	3.01-20.00%	13	174	—	—	187
CMS 19	20.01-99.99%	—	16	—	—	16
CMS 20-23	100%	—	—	941	—	941
		96	228	941	—	1,265
Other
RMS 1-6	0.00-4.50%	6	1	—	—	7
RMS 7-9	4.51-14.00%	—	—	—	—	—
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	—	—	—	—
RMS 14	100.00%		—	16	—	16
		6	1	16	—	23
CMS 1-10	0.00-0.50%	10	—	—	—	10
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		10	—	—	—	10
Total loans and advances to customers		675	995	1,447	142	3,259

In respect of:
Retail		563	766	490	142	1,961
Commercial		96	228	941	—	1,265
Other		16	1	16	—	33
Total loans and advances to customers		675	995	1,447	142	3,259

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.       Future accounting developments

The following pronouncements are not applicable for the year ending 31 December 2020 and have not been applied in preparing these interim financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.

IFRS 17 Insurance Contracts

IFRS 17 replaces IFRS 4 Insurance Contracts and is effective for annual periods beginning on or after 1 January 2023.

IFRS 17 requires insurance contracts and participating investment contracts to be measured on the balance sheet as the total of the fulfilment cash flows and the contractual service margin. Changes to estimates of future cash flows from one reporting date to another are recognised either as an amount in profit or loss or as an adjustment to the expected profit for providing insurance coverage, depending on the type of change and the reason for it. The effects of some changes in discount rates can either be recognised in profit or loss or in other comprehensive income as an accounting policy choice. The risk adjustment is released to profit and loss as an insurer’s risk reduces. Profits which are currently recognised through a Value in Force asset, will no longer be recognised at inception of an insurance contract. Instead, the expected profit for providing insurance coverage is recognised in profit or loss over time as the insurance coverage is provided.  The standard will have a significant impact on the accounting for the insurance and participating investment contracts issued by the Group.

The Group has undertaken a re-planning exercise in response to the change of date for IFRS 17 implementation. Work is progressing to plan and to date has focused on interpreting the requirements of the standard, developing methodologies and accounting policies, and assessing the changes required to reporting and other systems. The development of the Group’s data warehousing and actuarial liability calculation processes required for IFRS 17 reporting is progressing.

Minor amendments to other accounting standards

The IASB has issued a number of minor amendments to IFRSs effective 1 January 2021 and 1 January 2022 (including IFRS 9 Financial Instruments and IAS 37 Provisions, Contingent Liabilities and Contingent Assets). These amendments are not expected to have a significant impact on the Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ W Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	30 July 2020